06013756

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Safran

*CURRENT ADDRESS 2, boulevard du General Martial Valin
75724 Paris Cedex 15 - France

**FORMER NAME

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34974 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EB
DAT : 5/25/06

Consolidated balance sheet and income statement

December 31, 2005

SAFRAN

Consolidated balance sheet and income statement
December 31, 2005

I. CONSOLIDATED BALANCE SHEET

ASSETS (in € millions)	Notes	Dec. 31,2005	Dec. 31, 2004
Goodwill	4.B.1.a	1 452	97
Intangible assets	4.B.1.b	3 087	59
Property, plant and equipment	4.B.1.c	1 798	287
Non-current financial assets	4.B.2.a	451	15
Investments in associates	4.B.3.	37	-
Deferred tax assets	4.B.6	58	12
Other non-current assets	4.B.8	26	2
Non-current assets		**6 909**	**472**
Current financial assets	4.B.2.c	77	-
Assets held for sale	4.B.2.b	-	5
Fair value of financial instruments and derivatives	4.B.2.d	452	-
Inventories	4.B.4	2 904	651
Trade and other receivables	4.B.5	4 052	1 350
Tax assets	4.B.7	63	24
Other current assets	4.B.8	150	37
Cash and cash equivalents	4.B.9	936	443
Current assets		**8 634**	**2 510**
Total assets		**15 543**	**2 982**

I. CONSOLIDATED BALANCE SHEET

EQUITY AND LIABILITIES

(in € millions)	*Notes*	**Dec. 31,2005**	**Dec. 31, 2004**
Share capital	*4.B.11.a*	83	36
Reserves	*4.B.11.c*	4 854	1 054
Net unrealized gains on available-for-sale financial assets		10	-
Net unrealized losses on currency futures		(127)	-
Net profit (loss) for the period		(248)	154
Capital and reserves		**4 572**	**1 244**
Minority interests		**164**	**1**
Total equity		**4 736**	**1 245**
Provisions	*4.B.12*	762	61
Borrowings subject to specific terms and conditions	*4.B.14*	426	35
Interest-bearing non-current liabilities	*4.B.15.a*	532	20
Deferred tax liabilities	*4.B.6*	1 031	1
Other non-current liabilities	*4.B.17.a*	125	16
Non-current liabilities		**2 876**	**133**
Provisions	*4.B.12*	973	210
Interest-bearing current liabilities	*4.B.15.b*	877	12
Trade and other payables	*4.B.16*	5 898	1 322
Tax liabilities	*4.B.7*	21	2
Other current liabilities	*4.B.17.b*	162	58
Current liabilities		**7 931**	**1 604**
Total liabilities		**15 543**	**2 982**

II. CONSOLIDATED INCOME STATEMENT

(in € millions)	Notes	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004
Revenue	*4.A.1*	**8 692**	**3 567**
Other income	*4.A.2*	89	14
Income from operations		**8 781**	**3 581**
Change in inventories of finished goods and work in progress		(266) *	76
Capitalized production		361	54
Raw materials and consumables used	*4.A.3*	(5 822)	(2 499)
Personnel costs	*4.A.4*	(2 341)	(757)
Taxes		(179)	(56)
Depreciation and amortization expense	*4.A.5*	(447)	(97)
Provisions for contingencies and losses	*4.A.5*	(50)	(7)
Asset impairment	*4.A.6*	(72)	15
Other operating income / expenses	*4.A.7*	(273)	(95)
Profit (loss) from operations		**(308)**	**215**
Borrowing costs		(29)	4
Other finance costs / income		(137)	1
Net finance costs / income	*4.A.9*	**(166)**	**5**
Income from associates	*4.A.8*	3	-
Profit (loss) before tax		**(471)**	**220**
Income tax expense	*4.A.10*	221	(66)
Profit (loss) from continuing operations		**(250)**	**154**
Profit from discontinued operations		-	-
Profit (loss) after tax		**(250)**	**154**
Minority interests		2	-
Net profit (loss) for the period		**(248)**	**154**
Basic earnings per share (in euro)	*4.A.11*	(0,71)	0,89
Diluted earnings per share (in euro)	*4.A.11*	(0,70)	0,88

* including impact of use of revalued inventories: (€444 million)

III. STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Consolidated reserves	Net profit (loss) for the year	Translation adjustments	Hedging reserves	Other	**Capital and reserves**	Minority interests	**Total**
As of January 1, 2004	**36**	**165**	**(4)**	**991 ***	**-**	**-**	**-**	**1**	**1 189**	**1**	**1 190**
Translation adjustments						(2)			**(2)**		**(2)**
Net profit for the year					154				**154**		**154**
Capital reduction following cancellation of treasury shares				(73)					**(73)**		**(73)**
Capital increase											
Dividends				(32)					**(32)**		**(32)**
Other movements		3	4	1					**8**		**8**
As of December 31, 2004	**36**	**168**		**887**	**154**	**(2)**		**1**	**1 244**	**1**	**1 245**
Translation adjustments						36			**36**		**36**
Fair value adjustment to cash-flow hedging derivatives, net of tax							(127)		**(127)**		**(127)**
Fair value adjustment to available-for-sale securities, net of tax								10	**10**		**10**
Net loss for the year					(248)				**(248)**	(2)	**(250)**
Capital reduction following cancellation of treasury shares			(42)						**(42)**		**(42)**
Capital increase	47	3 237		581					**3865**		**3865**
Dividends					(90)				**(90)**		**(90)**
Change in accounting method			(69)	(7)					**(76)**		**(76)**
Other movements				64	(64)					165	**165**
As of December 31, 2005	**83**	**3 405**	**(111)**	**1 525**	**(248)**	**34**	**(127)**	**11**	**4 572**	**164**	**4 736**

* including 2003 net profit (loss)

IV. CONSOLIDATED STATEMENT OF CASH FLOW

(in € millions)		Year ended Dec. 31, 2005	Year ended Dec. 31, 2004
I. Cash flow from/(used in) operating activities			
Consolidated profit (loss) before tax		**(471)**	**220**
Tax paid		(92)	(104)
Income from associates (net of dividends received)		(3)	-
Depreciation and amortization		440	97
Asset impairment		43	(1)
Provisions		116	(9)
Fair value of financial instruments and derivatives		508	-
Valuation of financial assets and liabilities		4	-
Foreign exchange losses		2	(1)
Capital gains on asset disposals		(19)	-
Other *		462	3
Minority interests		(2)	-
Income and expenses not impacting cash flow		**1 554**	**89**
Net cash from operations before changes in working capital		**988**	**205**
Net change in inventories and work-in-progress		(243)	(126)
Net change in operating receivables and payables		253	125
Net change in other receivables and payables		(46)	4
Changes in working capital		**(36)**	**3**
	TOTAL I	**952**	**208**
II. Cash flow from/(used in) investing activities			
Purchases of intangible assets net of proceeds from disposals		(343)	(43)
Purchases of property, plant and equipment net of proceeds from disposals		(258)	(107)
Acquisitions of subsidiaries		-	(10)
Disposals of subsidiaries		-	-
Net purchases of shares in other companies		(144)	-
Net proceeds from the sale of shares in other companies		97	-
Net proceeds from long-term investments		62	(57)
Other changes		1	-
	TOTAL II	**(585)**	**(217)**
III. Cash flow from/(used in) financing activities			
Change in share capital		7	-
Repayments of borrowings and long-term debt		(1 415)	(157)
Repayment of repayable advences		(17)	(8)
Issuance of new loans		1 331	6
Repayable advances received		47	5
Net change in short term borrowings		322	-
Dividends paid to parent company shareholders		(90)	(32)
Dividends paid to minority interests		(1)	-
	TOTAL III	**184**	**(186)**
IV. Effect of changes in exchange rates	**TOTAL IV**	**6**	**-**
Decrease in net financial position	**I+II+III+IV**	**557**	**(195)**
Opening net financial position		379	574
Closing net financial position		936	379
Decrease in net financial position		**557**	**(195)**

* including the reversal of the revaluation of inventories (€444 million)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

The Management Board approved the accounts and on February 28,2006 the Supervisory Board authorized the publication of the SAFRAN S.A. consolidated financial statements for the year ended December 31, 2005.

SAFRAN S.A. (2, Bd du Général Martial Valin 75724 Paris cedex 15) is a limited liability company incorporated in France.

The preparation of the Group's financial statements under IFRS requires management to make estimates and express assumptions likely to have an impact on balance sheet assets and liabilities, income and expenses, and the information disclosed in certain notes to the financial statements. Any changes in facts or circumstances may lead the Group to review these estimates.

The SAFRAN Group consolidated financial statements are presented in € millions and rounded up to the nearest euro.

1. HIGHLIGHTS

1. **Sagem – Snecma merger**

   After the public exchange and purchase offers initiated by Sagem for Snecma on January 19, 2005, the general shareholders' meeting of May 11, 2005 ratified the merger of Snecma SA by SAGEM.

   The date adopted for the Snecma group's entry into the Sagem scope of consolidation was March 31, 2005. The financial statements presented break down as follows:

   - the statutory financial statements presenting 9 months of Snecma activity and 12 months of Sagem activity in addition to the allocation of Snecma's acquisition price,
   - the pro forma financial statements presenting the SAFRAN income statements in 2005 and the SAFRAN balance sheets as of January 1, 2005 and December 31, 2005.

2. **Change of corporate name**

   The Extraordinary General Meeting of May 11, 2005 adopted the change of corporate name from SAGEM SA to SAFRAN SA.

3. **First-time adoption of IFRS**

   In accordance with European regulation no. 1606/2002 of July 19, 2002, the SAFRAN Group consolidated financial statements are prepared under IAS/IFRS.

4. **Measurement of financial instruments**

   The SAFRAN Group was compliant with the hedge accounting eligibility terms and conditions as of June 30, 2005. However, because of accounting restrictions related to the application of IFRS3, the Group decided to no longer apply hedge accounting as July 1, 2005 and to record the change in fair value of its financial instruments in finance costs/income.

2. ACCOUNTING POLICIES

Accounting rules and methods

With a view towards transition to IFRS, as adopted in the European Union for the preparation of the consolidated financial statements for fiscal year 2005, the SAFRAN Group consolidated financial statements for the year ended December 31, 2005 have been prepared for the first time using IFRS recognition and measurement principles adopted in the European Union. They include, for comparative purposes, information related to fiscal year 2004 restated according to the same rules, with the exception of IAS 32 and IAS 39 which, in accordance with the option offered by IFRS 1 ("First-time adoption of IFRS"), have been applied since January 1, 2005

The international accounting standards have been applied with retrospective effect in the opening balance sheet as of the transition date (January 1, 2004), with the exception of certain exemptions provided in IFRS 1 and commented on below.

A First-time adoption of IFRS

1) Methods of first-time adoption

The IFRS financial information for fiscal year 2004 has been prepared in accordance with IFRS 1 "First-time adoption of international financial reporting standards." The retrospective application of the accounting policies adopted for the preparation of IFRS financial information on the opening balance sheet represents the general principle of restatement. The impact of the adjustments is directly offset against equity, after taking into account deferred tax. Certain optional exemptions to this general principle involving the retrospective restatement of assets and liabilities offered by IFRS 1 were adopted by the SAFRAN Group.

SAFRAN decided to apply IAS 32 and IAS 39 to financial instruments as from January 1, 2005. Hence, financial instruments are measured according to French standards for 2004.

2) Options adopted under IFRS 1

1. Business combinations:

SAFRAN has opted not to restate business combinations that occurred prior to January 1, 2004, in accordance with IFRS 3 "Business Combinations."

2. Translation differences:

Translation differences as a separate component of equity are offset against consolidated reserves as of January 1, 2004. In the event of the subsequent disposal of a foreign operation, whose financial statements are denominated in a currency that is different from the consolidation currency, the gain or loss shall exclude translation differences that arose prior to January 1, 2004.

The adoption of this optional treatment resulted in a reclassification in the balance sheet at the date of transition in the amount of €7 million between translation differences and consolidated reserves without any impact on equity as of January 1, 2004.

3. Actuarial gains and losses on retirement commitments:

Actuarial gains and losses on retirement commitments, unrecognized as of January 1, 2004, are recognized in retirement provisions at this date and directly offset against equity.

Actuarial gains and losses arising after January 1, 2004 are treated using the corridor approach.

4. Measurement of certain intangible assets/items of property, plant and equipment at fair value:

As of January 1, 2004, SAFRAN opted not to use the option offered by IFRS 1 that consists in measuring certain intangible assets or items of property, plant and equipment at fair value.
In addition, SAFRAN did not adopt the option offered by the standards that consists in capitalizing borrowing costs in the entry value of fixed assets.

5. Share-based payment:

SAFRAN decided to apply IFRS 2 to payments settled with equity instruments granted after November 7, 2002 and not vested as of January 1, 2004.

3) Main impacts of the transition to IFRS

1. Income from operations: discounts

Discounts granted for advance payments are not considered as financial transactions but are deducted from revenue. SAFRAN has reclassified €3 million in finance costs as such a deduction.

2. Reclassification of exceptional income

Exceptional income is reclassified in operating income or finance income according to the nature of transactions. SAFRAN has reclassified exceptional income in the amount of €12 million.

3. Goodwill amortization

Goodwill is no longer amortized but rather subject to impairment tests at least once yearly. Consequently, goodwill amortization charges recorded in the consolidated income statement drawn up in accordance with French standards in the amount of €8 million have been cancelled in the financial statements prepared according to IFRS.

4. Research & development expenses

Research & development expenses are expensed in the year they are recognized. Expenses incurred during the development phase can only be capitalized if the company can demonstrate all of the following criteria:

- the technical feasibility of completing the intangible asset and the intention and ability (availability of technical, financial and other resources) to complete the intangible asset and use or sell it;
- the probability of future economic benefits;
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Should there be indications of an impairment loss, the value in use of each project should be valued in order to confirm the net carrying amount of the assets concerned or, where necessary, record the corresponding impairment.

Capitalized development costs are amortized as of the first delivery of the product using the straight-line method, over a useful life which, in all cases, shall not exceed 20 years.

5. Property, plant and equipment

The depreciation of property, plant and equipment components is based on their useful lives, with the residual value being taken into account where necessary. The maximum depreciation period of a component is 40 years.

6. Share-based payments (stock options)

Stock options granted to employees are valued at fair value, which is recognized in the income statement over the employee rights vesting period. The fair value of options was determined using the Black & Scholes valuation model.

The overall expense of each plan is determined using a turnover rate for the employees concerned.

The application of this standard has an impact on expenses for the year but no impact on consolidated equity. In fact, the expense amount is offset by an increase in equity in the same amount.

For fiscal year 2004, the stock option expense amounted to €3 million, offset against equity.

7. Deferred taxes

Deferred taxes were recorded on the IFRS adjustments, with the exception of the stock option expense and the cancellation of the goodwill amortization.

As of January 1, 2004, SAFRAN recorded deferred tax liabilities for €17 million offset against equity. As of December 31, 2004, the tax impact on the IFRS adjustments amounted to a negative €8 million on net profit for the year.

4) Transition of SAFRAN Group financial statements prepared in accordance with CRC regulations to IFRS

The SAFRAN Group financial statements have been prepared under IFRS as of January 1, 2004. The most recent financial statements presented in accordance with CRC regulations are for the year ended December 31, 2004.

The transition of the former Sagem Group balance sheet and income statement from CRC regulations to IFRS breaks down as follows:

1. Aggregated balance sheet:

ASSETS	Jan. 1, 2004 (CRC)	Reclassifications	IFRS impacts	Jan. 1, 2004 (IFRS)	Dec. 31, 2004 (CRC)	Reclassifications	IFRS impacts	Dec. 31, 2004 (IFRS)
Intangible assets and PP&E	367	-	28	395	403	(3)	60	460
Deferred tax assets	-	33	(17)	16	-	37	(25)	12
Inventories	535	-	-	535	651	-	-	651
Trade and other receivables	1 361	(17)	-	1 344	1 420	(9)	-	1 411
Cash and cash equivalents	666	(16)	-	650	473	(30)	-	443
Assets held for sale	-	-	-	-	-	5	-	5
Total	**2 929**	-	**11**	**2 940**	**2 947**	-	**35**	**2 982**

EQUITY AND LIABILITIES	Jan. 1, 2004 (CRC)	Reclassifications	IFRS impacts	Jan. 1, 2004 (IFRS)	Dec. 31, 2004 (CRC)	Reclassifications	IFRS impacts	Dec. 31, 2004 (IFRS)
Group shareholders' equity	1 178	-	11	1 189	1 208	-	36	1 244
Minority interests	1	-	-	1	1	-	-	1
Total equity	**1 179**	-	**11**	**1 190**	**1 209**	-	**36**	**1 245**
Provisions for contingencies and losses	268	(268)		-	272	(272)		-
Liabilities	1 482	(1 482)		-	1 466	(1466)		-
Non-current liabilities	-	167	-	167	-	134	(1)	133
Current liabilities	-	1 583	-	1 583	-	1 604	-	1 604
Liabilities held for sale	-			-	-	-	-	-
Total	**2 929**	-	**11**	**2 940**	**2 947**	-	**35**	**2 982**

The balance sheet reclassifications are as follows:

(in € millions)	Separate line items	Notes sent for collection	Translation adjustments	As of Jan. 1, 2004	Separate line items	Notes sent for collection	Translation adjustments	Assets held for sale	As of Dec. 31, 2004
Intangible assets and PP&E					1			(4)	(3)
Deferred tax assets	33			33	37				37
Inventories									
Trade and other receivables	(33)	16		(17)	(38)	30		(1)	(9)
Cash and cash equivalents		(16)		(16)		(30)			(30)
Assets held for sale								5	5
Assets	-	-		-	-	-		-	-
Provisions for contingencies and losses	(268)			(268)	(272)				(272)
Liabilities	(1482)			(1482)	(1466)				(1466)
Non-current liabilities	167			167	134				134
Current liabilities	1 583			1 583	1 604				1 604
Liabilities	-			-	-				-
Group shareholders' equity			(7)	(7)			(7)		(7)
Translation adjustments			7	7			7		7
Equity			-	-			-		-

These reclassifications gave rise to the following comments:

- Separate line items: reclassification of deferred tax assets previously recognized in current receivables to non-current assets, breakdown of provisions for contingencies and losses and borrowings between non-current liabilities and current liabilities.

- Notes sent for collection previously recognized in cash at bank and in hand reclassified to accounts receivable.

- Translation differences settled as of January 1, 2004 (see opening balance sheet options).

- Reclassification of assets to assets held for sale as of December 31, 2004.

The main impacts of the transition to IFRS on equity break down as follows:

	Jan. 01,2004	Dec. 31, 2004
Equity under CRC 99-02	**1 178**	**1 208**
A - Development expenditure	21	43
B - Cancellation of 2004 goodwill amortization	-	8
C - Property, plant and equipment: component approach	7	8
Other adjustments	-	2
D - Deferred tax	(17)	(25)
Total IFRS impacts on equity	**11**	**36**
Equity under IFRS	**1 189**	**1 244**

The comments on IFRS impacts are presented below.

2. <u>Aggregated income statement:</u>

	Dec. 31, 2004 (CRC)	Reclassifications	IFRS impacts	Dec. 31, 2004 (IFRS)
Revenue	3 570	(3)		3 567
Other income	14	-		14
Income from operations	3 584	(3)		3 581
Profit from operations	206	(11)	20	215
Net finance cost / income	6	(1)		5
Exceptional items	(12)	12		-
Income tax expense	(58)		(8)	(66)
Amortization of goodwill	(8)		8	-
Net profit before minority interests	134		20	154
Net profit attributable to minority interests	-			-
Net profit for the year	134		20	154

The income statement reclassifications mainly concern:

- Granted discounts deducted from revenue in the amount of €3 million,
- The elimination of exceptional income and expenses in the amount of €12 million, with reclassifications to profit from operations or net finance costs/income.

Main impacts of the transition to IFRS on the income statement:

	Dec. 31, 2004
Net profit under CRC 99-02	**134**
A - Development expenditure	22
B - Cancellation of 2004 goodwill amortization	8
E - Stock options	(3)
Other adjustments	1
D - Deferred tax	(8)
Total IFRS impacts on profit after tax	**20**
Net profit under IFRS	**154**

3. Comments on the main IFRS impacts on the 2004 balance sheet and net profit:

The IFRS impacts gave rise to the following comments on the 2004 balance sheet and net profit:

A- Development expenditure was capitalized and amortized retrospectively, resulting in a net impact of €21 million on depreciation and amortization as of December 31, 2003 and €43 million as of December 31, 2004 (before deferred taxes).
In the 2004 income statement, the impact on consolidated profit from operations totaled €22 million.

B- Goodwill was no longer amortized as of January 1, 2004, generating a positive impact of €8 million on the IFRS net profit for fiscal year 2004.

C- The component approach led to an increase in equity of around €8 million as of December 31, 2003 and December 31, 2004 (before deferred taxes). In the 2004 income statement, the impact on consolidated profit from operations was immaterial.

In conclusion, the IFRS impacts (before deferred taxes) on non-current assets (€28 million as of December 31, 2003 and €60 million as of December 31, 2004) break down as follows:

(in € millions)	Jan. 01,2004	Dec. 31, 2004
Capitalization of development expenditure (A)	21	43
Cancellation of goodwill amortization (B)	-	8
Component approach (C)	7	8
Other impacts	-	1
Total increase in intangible assets and property, plant & equipment	**28**	**60**

D- Deferred taxes were calculated based on IFRS adjustments, excluding the cost of stock options and the cancellation of goodwill amortization.

E- The 2004 expense with respect to stock options amounts to €3 million, which was directly offset against equity.

4. Comments on the main IFRS impacts on the statement of cash flow:

The reclassification of notes sent for collection to trade receivables had a negative impact of €16 million on cash as of December 31, 2003 and a negative impact of €30 million on cash as of December 31, 2004, i.e. a negative impact of €14 million on changes in cash in 2004.

B Consolidation method

1. Consolidation criteria

All entities jointly or exclusively controlled by SAFRAN or over which SAFRAN exercises significant influence, and whose revenue or net indebtedness or operating assets represent a material share of the consolidated amounts, are consolidated.
An entity shall be included within the scope of consolidation as from the date on which control or significant influence is exercised.

An entity held by a Group company but over which the company cannot exercise an exclusive or joint control or a significant influence is not consolidated.

Entities over which SAFRAN exercises permanent *de facto* or *de jure* control are fully consolidated. The same applies to entities with no capital-based ties if one of the three control criteria below is satisfied:

- The reporting entity has decision-making powers, accompanied or not by the powers to manage the special purpose entity or its assets;
- The reporting entity is able to benefit from a majority of the economic benefits distributed by an entity, in the form of cash flows or rights;
- The reporting entity is exposed to a majority of the risks relating to the entity.

Entities controlled jointly by SAFRAN and another Group are proportionately consolidated.

Entities over which SAFRAN exercises significant influence, without having exclusive or joint control, are accounted for under the equity method.

Entities that meet the strict definition of "assets held for sale" are treated according to their initial situation:

- The securities of subsidiaries that are acquired and held only with a view to their disposal, or that were already consolidated and recognized as held for sale, shall be fully consolidated until the date of effective loss of control; the corresponding assets and liabilities are however subject to the measurement, presentation and disclosure rules governing discontinued operations.

- The securities of associates and joint ventures that are acquired and held with a view to their disposal in a near future, or that were already consolidated and recognized as held for sale after the date of acquisition, are excluded from the scope of consolidation (and subject to specific measurement, presentation and disclosure rules).

2. Accounting period

Entities are consolidated using the financial statements or balance sheets for the period ended December 31, 2005.

3. Effective date of acquisitions and disposals

A company effectively enters into the scope of consolidation at the date on which control or significant influence is exercised.

The removal of a company from the scope of consolidation is effective as of the date of the loss of control or significant influence. If the loss of control occurs without transfer of interest, for example, due to dilution, the removal from the scope of consolidation is simultaneous with the event that triggers this loss of control or significant influence.

4. Translation of foreign company financial statements

The financial statements of foreign subsidiaries are translated into euros as follows:

- Assets and liabilities are translated at the year-end closing exchange rate and income statement items are translated at the average rate of exchange for the year;

- Translation differences resulting from the change between the closing rate of exchange of the previous year and that of the current year, as well as those resulting from differences between the average and closing rates of exchange, are recorded as translation differences in consolidated equity.

On disposal of a foreign operation, the cumulative amount of exchange rate differences are recognized in the income statement as a component of the gain or loss on disposal.

The goodwill arising from the acquisition of a foreign operation is treated as an asset of the foreign operation and recognized at the closing rate of exchange.

5. Inter-company transactions

All material transactions between fully or proportionately consolidated companies are eliminated, as are internally generated Group profits.

Whether or not they have an impact on consolidated net profit, transactions between fully and proportionately consolidated companies are eliminated to the extent of the percentage held in the jointly controlled company.

As an exception to this general rule, transactions between fully and proportionately consolidated companies are eliminated in their entirety when the jointly held company acts as an intermediary or renders services on an equal basis for a profit, or performs services that directly expand the business of its various shareholders.

C Valuation methods and rules

1) Goodwill

Goodwill represents the difference between:

- The cost of acquisition of investments, including expenses net of tax, and
- The fair value of identifiable assets and liabilities.

Goodwill is recorded in the balance sheet under ''Goodwill.'' Negative goodwill is immediately recognized in profit or loss.

The fair value of certain identifiable assets and liabilities is measured by independent experts. The valuation of assets and liabilities is primarily based on market values (property, real estate assets, inventories, financial instruments, etc.). In the absence of an active market, approaches based on the discounting of expected future revenues are used (discounted cash flow methods, excess earnings or royalty methods). If this is not possible, the cost (historical or replacement) approach is adopted.

The valuation of goodwill only becomes definitive in the second year following the date of acquisition.

Goodwill is not amortized, but its value is verified at least once a year and each time there are events or circumstances indicating an impairment loss (see procedure in 2.C.4). Impairment is recognized where necessary.

2) Intangible assets

Intangible assets acquired in a business combination

These assets are recognized at fair value at the date of acquisition and include:

- the fair value of aviation programs (including the notions of technologies, order books and customer relations) amortized over the residual life of the programs,
- the fair value of general interest brands with an indefinite useful life,
- the fair value of other aviation brands with a finite life amortized under the straight-line method over 20 years.

Separately acquired intangible assets

Separately acquired intangible assets, mainly software, are recognized at acquisition cost and amortized using the straight-line method over their useful life of between 1 and 5 years.

Research and development expenditure

Research and development expenditure is recognized as an expense as incurred. However, internally financed development expenditure is capitalized, if the entity can demonstrate all of the following:

- the technical feasibility of completing the intangible asset and the intention and ability (availability of technical, financial and other resources) to complete the intangible asset and use or sell it;
- the probability of future economic benefits;
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Hence, if the Group is chosen by a customer (e.g. in the propulsion, equipment, defense sectors), the development phase of a program shall include:

- A date for the start of development (date on which the above criteria are verified) determined by:
  - The launch of the program by the customer and
  - The choice of SAFRAN by the customer and
  - The existence of program profitability validated by sources other than the customer and SAFRAN.

- A date for the end of development determined by the certification or qualification of the product (e.g. engine or equipment) as being in working order.

If the product is intended for the general public (e.g. in the communications sector), the date for the start of development is, depending on the market, set in specific meetings by the formalization of the intention to complete the product while considering, in particular, the technical feasibility and the probable profitability of the major projects.

With respect to research and development contracts, in the absence of the customer's contractual guarantee on the financing of development expenditure, the costs incurred are capitalized if they satisfy the aforementioned capitalization criteria. If payment is contractually guaranteed with the customer (e.g. certain development contracts whose financing is included in the selling price of the deliverables), the expenditure incurred is recognized in "inventories and work-in-progress."

Capitalized development expenditure is stated at production cost and includes the contributions, such as certification costs, attributable to the development period if SAFRAN can demonstrate the existence of identified economic benefits and its control.

Capitalized expenditure is amortized as from the initial delivery of the product, using the straight-line method, over a useful life not exceeding 20 years.

3) Property, plant and equipment

Property, plant and equipment are recorded in the balance sheet at historical (including incidental expenses) or production cost (excluding interest expense) less accumulated depreciation and impairment loss. The impacts of the revaluations performed under French law on property, plant and equipment acquired in France prior to December 31, 1976 were maintained in the balance sheet.

Property, plant and equipment acquired in a business combination are stated at fair value based on independent valuations.

With regard to finance leases, at the inception of the lease, the capitalized asset and the borrowing are stated at amounts equal to the market value or, if lower, the present value of the minimum lease payments. During the lease period, payments are apportioned between the finance cost and the amortization of the borrowing in order to produce a constant periodic rate of interest for the remaining balance of the liability for each period.

The gross amount of property, plant and equipment is depreciated over the expected useful life of its main components, mainly using the straight-line method. With respect to finance leases, if the transfer of ownership at the end of the lease is certain, the item of property, plant and equipment is depreciated over its useful life. Otherwise, the items of property, plant and equipment are depreciated over the shorter of useful life or the term of the lease.

The main useful lives applied are as follows:

Buildings	15 - 40 years
Capitalized engines	
- Frames	20 years
- Major overhauls	according to number of hours of flight
Technical facilities	4 - 40 years
Equipment, tooling and other	3 - 15 years

Replacement and major overhaul costs are identified as components of property, plant and equipment. Other repair and maintenance costs are expensed during the period.

4) Impairment of non-current assets

Non-current assets and goodwill acquired in business combinations are allocated to Cash Generating Units (CGU). With respect to the definition of CGUs, the Group, in most cases, associates a cash generating unit with a subsidiary.

At each balance sheet date, the Group assesses whether there are events or circumstances indicating that an asset may be impaired. Such events or circumstances include, in particular, unfavorable material changes, which, in the long-term, impact the economic environment (commercial prospects, procurement sources, index or cost movements, etc.) or the Group's assumptions or objectives (mid-term plan, profitability analysis, market shares, order book, regulations, disputes and litigations, etc.).

If such events or circumstances exist, the recoverable amount of the asset is estimated. If the carrying amount exceeds its recoverable amount, the asset is considered as impaired and its carrying amount is reduced to its recoverable amount by recognizing an impairment loss in profit or loss.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell or its value in use. Value in use is the present value of the future cash flows expected by the Group at the weighted average cost of capital.

After verifying the recoverable amount of CGU's considered separately, any impairment loss of a CGU is initially allocated to goodwill and then the assets of the CGU pro rata to their carrying amount.

In the event of high loss in value, the impairment recognized in goodwill is definitive. For other assets, indications of impairment loss are analyzed at each subsequent period-end and, if there are favorable changes in the estimates used, the impairment loss is reversed to profit or loss.

5) Investment subsidies

Investment subsidies are recognized in liabilities.

When the subsidy relates to an asset, the fair value is recognized in deferred income and transferred to profit or loss over the asset's expected useful life in constant annuities.

6) Borrowing costs

Borrowing costs are recognized as an expense in the period in which they are incurred.

7) Financial assets and liabilities (excluding derivative instruments)

1. Financial assets

The account headings related to financial assets comprise:

- long-term investments,
- operating receivables, investment securities and cash classified as current assets.

To determine their valuation method, financial assets are classified into four different categories:

- "held-to-maturity investments": e.g. fixed-income securities, such as bonds, that the entity has the intention to hold to maturity,
- "loans and receivables": e.g. loans to participating interests, construction loans, other loans and receivables (including accounts receivable),
- "financial assets at fair value through profit or loss": e.g. marketable securities and cash and cash equivalents,
- "available-for-sale financial assets": e.g. non-consolidated investments.

Financial assets are initially recognized at fair value, then measured:

- at amortized cost for held-to-maturity investments and loans and receivables,
- at fair value for financial assets at fair value through profit or loss and available-for-sale assets.

Amortized cost is the acquisition value of a financial asset, minus internal and external transaction costs and principal repayments. It is calculated using the effective interest rate method. The effective interest rate corresponds to the contractual interest rate recalculated by including the initial transaction costs.

For financial assets measured at amortized cost, an impairment test is applied at each balance sheet date.

For financial assets measured at fair value:

- The fair value of quoted securities is determined according to closing market prices. The fair value of unquoted securities is calculated according to the present value of expected cash flows and, if fair value cannot be reliably measured, the non-consolidated investments are measured at cost, less any accumulated impairment loss.

- The changes in fair value are recognized:

  - in profit or loss for financial assets at fair value through profit or loss,
  - in equity for available-for-sale financial assets. The deferred gains and losses in equity are transferred to the income statement if the asset is sold or impairment is recognized.

- In the event of an objective indication of an impairment loss (particularly a significant and permanent reduction in the financial asset's value), a provision for permanent impairment, until the sale's date, is recognized in profit or loss. However, the increase of value of non-consolidated investments that are either listed or have a fair value which can be reliably measured, and classified as available-for-sale financial assets, is recognized in equity.

2. Borrowings

Borrowings and other financial liabilities are measured at amortized cost using the effective interest rate method.

Non-market borrowings are adjusted to market value on the basis of discounted future cash flows at the market rate of a similar instrument granted to a counterparty with a similar credit rating.

3. Repayable advances

The SAFRAN Group has received public financing for the development of aeronautical projects, in the form of repayable advances. These advances are repaid based on revenues generated by future sales of engines and equipment. The amount to be repaid from each sale is determined in advance and is set forth in the development agreements. The Group has to pay a set amount for every engine or piece of equipment sold. Once a certain volume of sales has been reached, the advances are deemed to be fully repaid.

For certain contracts, the SAFRAN Group has to pay a fee based on replacement sales under the program once the advance has been fully repaid. This fee is not considered as a repayment of an advance but rather as an operating expense.

Repayable advances are treated as sources of financing recognized in liabilities in the consolidated balance sheet under the heading "Borrowings subject to specific terms and conditions".

Advances received as part of a business combination are recognized on the basis of their present value. Considering the project useful life of the corresponding programs, the liability was measured according to estimated and discounted repayments.

Other advances received are measured at amortized cost.

A finance cost is recognized on an annual basis.

8) Financial instruments

A significant portion of SAFRAN's revenue is denominated in US$. The Group has a net surplus US$ position and is therefore exposed to a €/US$ exchange rate risk mainly hedged by forward contracts.

In accordance with IAS 39 "Financial instruments: recognition and measurement," derivative instruments are recognized at fair value on the trade date. The changes in fair value are recognized in net finance costs/income. Subject to compliance with a certain number of criteria, two types of hedging relationship are adopted by SAFRAN:

1. The fair value hedge is used to hedge the fair value of foreign currency denominated assets or liabilities recorded in the balance sheet. The changes in the value of the derivative and the hedged item are recorded in profit or loss for the period and partly or totally offset each other.

2. The cash flow hedge is used to hedge the future cash flows from orders and budgeted forecast transactions, for the amount of revenue not hedged naturally by purchases. The changes in the fair value of the cash flow hedge are recognized as follows:

    - The effective portion of the hedge is recognized in equity (the effective portion corresponds to the change in the value of the derivative relating to the fluctuations in the currency's spot exchange rate), while the hedged item is transferred to revenue for the period in which the hedged item was recognized.
    - The ineffective portion of the hedge is recognized in finance costs/income (the ineffective portion corresponds to the change in value of the derivative relating to the fluctuations in the currency's interest rates).

However, changes in the fair value of derivative financial instruments are immediately recognized in profit or loss if the following criteria are not met:

- At the inception of the hedge, the hedging instrument and the hedged item are clearly identified and the hedging relationship is formally documented and expected to be highly effective.
- The effectiveness of the hedge can be reliably measured.
- The effectiveness of the hedge is assessed on an ongoing basis (prospective and retrospective tests).

9) <u>Inventories and work-in-progress</u>

Inventories and work-in-progress are measured using the weighted average cost formula, except in the case of business combinations where they are measured at fair value. They are valued at acquisition cost, including incidental expenses, or production cost, excluding interest expense, general administrative and distribution costs and idle capacity costs.

Provisions for impairment are recognized if the cost of inventories and work-in-progress is higher than their probable realizable value, taking into account market prices, sales opportunities and risks relating to obsolescence and objective inventory levels.

10) <u>Translation of foreign currency denominated transactions</u>

Transactions denominated in a currency other than the euro are recorded at the exchange rate at the date of the transaction.

At the closing date, accounts receivable, accounts payable and provisions are translated at the closing exchange rate. The exchange rate differences arising on this translation are recognized in income or expenses for the period.

To hedge the exposure to certain exchange rate risks, the Group mainly uses forward contracts (see Financial instruments in section 2.C.10).

11) <u>Treasury shares</u>

All treasury shares held by the Group are deducted from consolidated equity at their acquisition price. The gains and losses on the disposal of treasury shares are recorded directly in equity without impact on net profit or loss for the period.

12) <u>Share-based payment</u>

In accordance with IFRS 2 (Share-based payment), share purchase or subscription options granted to managers and certain Group employees shall be measured at fair value. The options shall be measured at the grant date.

The Black & Scholes valuation model was adopted to perform the measurements.

The value of options depends on the following:

- exercise price,
- expected life of the option (or maturity of the option),
- price of the underlying shares at the grant date,
- expected volatility of the underlying share,
- risk-free interest rate,
- dividends expected on the shares.

The total expense for each plan is determined using a rate of turnover for the relevant employees.

The value of the options is recognized in personnel costs and amortized using the straight-line method over the vesting period that begins on the grant date and ends on the vesting date.

The adoption of IFRS 2 has an impact on expenses for the period but no impact on consolidated equity. The annual expense is offset by an increase in equity in the same amount.

13) Provisions for contingencies and losses

a) Provisions for losses at completion

A provision for losses at completion is recognized as from the moment when:

- it is highly probable that a contract is onerous (the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it), and
- there is valid expectation that the Group will discharge the obligation, and
- a reliable estimate can be made of the Group's obligation.

The cash flows used in this analysis were discounted to take into account their amortization.

Any probable losses are subject to provisions for the impairment of work-in-progress for completed production, and contingency provisions for work to be completed. These losses are determined by regularly updating projected income at completion.

b) Provisions for financial guarantees on sales

As part of its civil engine sales campaigns, the SAFRAN Group grants two types of guarantees to its customers:

- Financial guarantees whereby SAFRAN provides a guarantee to lending institutions that finance its customer,
- Guarantees covering the value of assets, whereby SAFRAN grants the customer an option to return the aircraft at a given date for an agreed price.

These commitments, undertaken by SAFRAN together with General Electric, form part of financing packages proposed by aircraft manufacturers to airline companies. They correspond to the share related to engines in the financing of the aircraft.

These financial commitments are generally granted on signature of the sales agreement but do not actually take effect until the aircraft have been delivered, and only if the customer so requests.

These guarantees generate risks, the total gross amount of which as of December 31, 2005 does not reflect the net risk to which SAFRAN is effectively exposed. In effect, our commitments are counter-guaranteed by the value of the underlying assets, that is, the value of the aircraft pledged.

Contingency provisions are recorded in respect of the guarantees, distinguishing between two types of risk.

- Triggered risks:

These comprise commitments guaranteed by SAFRAN in respect of which one of the following events has effectively taken place:

- Non-payment of an installment,
- Request by the customer for the renegotiation or restructuring of loans or lease installments,
- Bankruptcy (chapter 11 or 7 for US companies or an equivalent procedure in other countries),
- Notification of return of the aircraft pursuant to the asset value guarantee.

The risk is assessed based on SAFRAN's gross commitment, net of the value of the pledged assets.

- Non-triggered risks:

A statistical valuation is performed in respect of non-triggered risks, taking into account the value of the aircraft and the probability of customer default based on reports produced by rating agencies and independent ratings.

c) Provisions for performance warranties

As part of its everyday business, the Group grants various warranties to its customers, in particular concerning the operation and performance of its engines and equipment.

Contingency provisions are recorded to cover the Group's share of probable future expenses with respect to these commitments. They generally cover delivered equipment over a period of one to two years and are calculated based on either technical files or statistics, particularly with respect to the return of parts covered by a warranty.

14) Retirement commitments and related benefits

a) Retirement commitments

Existing schemes covering retirement commitments and other long-term employee benefits are either defined benefit plans or defined contribution plans. In the latter case, contributions paid to the organizations discharge the employer of any future obligation and no commitments are recorded in respect of these plans.

In the case of defined benefit plans, the Group has different commitments in respect of pensions and similar services in France and abroad:

- In France, reserves are recorded in respect of retirement commitments as set forth in prevailing collective bargaining and corporate agreements. Depending on the age bracket, executives may also benefit from an additional defined contribution plan or an incremental defined benefit plan.

- Obligations under retirement plans in the United Kingdom, Canada, the United States and Belgium are covered by the assets of the corresponding pension funds in these countries.

Commitments are valued using the projected unit credit method which determines, for each employee, the present value of benefits to which current and prior year service will grant entitlement on retirement. These actuarial calculations include demographic (retirement date, employee turnover rate, etc.) and financial assumptions (discount rate, salary increase rate etc.).

When plans are funded, assets are placed with organizations responsible for paying the retirement benefits in the relevant countries.

Reserves are recorded to cover shortfalls in the fair value of assets compared with the discounted present value of commitments under incremental retirement plans and commitments abroad, taking account of cumulative actuarial differences and past service costs not yet expensed to income.

A net asset balance is only recognized where it represents future economic benefits effectively available to the Group.

Where necessary, an actuarial valuation of funds and retirement commitments is performed annually by independent actuaries.

If necessary, the impact of changes in actuarial assumptions may be spread over the remaining duration of the employee's career in accordance with the corridor method.

b) Other long-term benefits

Other long-term employee benefits mainly correspond to long-service awards, loyalty premiums or jubilee benefits.

15) Income from operations

The main types of contract identified in the SAFRAN Group are standard product sales contracts, research and development contracts and fleet maintenance/support contracts.

a) Standard sales contracts

Revenue is only recognized if the entity has transferred to the buyer the significant risks and rewards of ownership of the goods and if it is probable that the economic benefits associated with the transaction will flow to the entity. If there is a risk that the transaction will be cancelled or the receivable known upon origination of the contract cannot be collected, no revenue is recognized.

At SAFRAN, in most cases, the transfer of significant risks and rewards is concomitant to the transfer of ownership or the taking of possession by the buyer, as defined contractually. Accordingly, the analysis of sales contracts backed by financing agreements did not reveal any non-recognition of revenue.

In the rare cases where the completion of the sale is subject to the sale by the buyer of the goods or when the buyer has the right to cancel the purchase, revenue is recognized when the conditions are removed.

b) Service contracts (including research and development, fleet maintenance and support contracts)

With respect to service contracts, revenue may only be recognized if:

- the stage of completion of the transaction can be measured reliably and
- the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

The forecast margins of contracts are analyzed on a yearly basis. If contract income cannot be measured reliably, revenue is recognized for the amount of costs incurred. Where necessary, losses on completion of contracts are provided for as soon as they become foreseeable.

The income from Group service contracts is recorded under the percentage of completion method, formalized by the technical objectives set forth in the contracts.

If revenue is representative of the contractual stage of completion, costs to be recognized are measured on the basis of the margin set forth in the contract. If the calculated costs are less than the actual costs, the costs that are temporarily over the actual costs are maintained in inventories and work-in-progress. If this calculated cost is greater than the actual costs, a provision for services to be provided is recognized for the difference.

If a payment deferral has a material impact on the calculation of the fair value of the consideration to be received, it is taken into account by discounting future payments.

16) Deferred taxes

Tax expense (tax income) is the aggregate amount of (i) current tax and (ii) deferred tax shown in the income statement.

(i) Current tax is the amount of income tax payable or recoverable for a period calculated in accordance with rules established by the relevant tax authorities.

(ii) Deferred tax assets and liabilities are calculated for each entity, based on a balance sheet analysis, for the temporary differences between the carrying amount of the assets and liabilities shown on the consolidated balance sheet and their corresponding tax base. The tax base depends on the tax regulations prevailing in the country where the Group manages its activities. Tax losses and tax credits that can be carried forward are also taken into account.

Assets and liabilities are offset when tax is debited by the same tax authorities and this transaction is authorized by the local tax authorities.

The liability method is applied and the impacts of changes in tax rates are recognized in equity or profit or loss for the period in which the corresponding tax law was enacted.

Deferred tax assets are recognized in the balance sheet if it is more likely than not that they will be recovered in subsequent years.

Deferred tax assets and liabilities are not discounted.

To assess the Group's ability to recover these assets, the following items should be taken into account:

- forecasts of future tax profits or losses,
- portion of non-recurring expenses that will not be renewed in the future and are included in past losses,
- history of tax profit or losses in previous years,
- where necessary, the existence of underlying assets that are expected to be sold.

The amount of deferred tax assets is reviewed at each annual closing.

17) Procedure for calculating earnings per share

Basic earnings per share

Earnings per share is calculated by dividing consolidated net profit for the period from continuing operations by the weighted average number of shares outstanding during the year, excluding average number of treasury shares and is adjusted retroactively in the event of bonus share issues for no consideration.

Diluted earnings per share

Earnings per share after dilution is calculated by dividing consolidated net profit for the period by the weighted average number of shares issued or to be issued at the period-end, including the impact of all potentially dilutive ordinary shares and the dilutive impact of stock options and excluding treasury shares.

18) Statement of cash flow

The statement of cash flow is prepared using the indirect method, whereby net cash flow from operating activities is determined by adjusting net profit or loss.

Effect of changes in exchange rates presents the impact of exchange rate fluctuations between the beginning and end of the year and the impact of such fluctuations on the opening cash and cash equivalents balance.

The cash balance includes cash and cash equivalents and marketable securities.

19) Discontinued operations

The SAFRAN Group separates the information relating to continuing operations from that relating to discontinued operations. A discontinued operation is the disposal of a major line of business or a geographical area of operations, as part of a single coordinated plan. A discontinued operation is only recognized as from when the asset is available for an immediate disposal in its current state and the disposal is highly probable.

D Scope of consolidation

1) Creation of the SAFRAN Group

a) General presentation

On October 29, 2004, Sagem and Snecma announced a plan to merge. This merger reflects the two companies shared conviction that demand for electronics technology in the current civil and military aerospace industry and related equipment markets will accelerate over the next few years.

This merger took place in two phases:

- at the end of December 2004, Sagem made a mixed public offer for Snecma shares,
- in May 2005, acquisition merger of Snecma by Sagem SA, preceded by the spin-off of Sagem SA's operating activities.

b) Presentation of the Snecma group

Snecma is one of the world's leading aerospace corporations, specialized in propulsion and equipment, with annual sales of €6.8 million. Customers include Airbus, Arianespace, Boeing, Dassault Aviation, Eurocopter and other leading prime contractors, and more than 1,700 airlines, helicopter operators and air forces throughout the world.

Propulsion

Working alone or in international partnerships, Snecma is among the European or world leaders in most of the activities that require propulsion. It is also the only engine manufacturer to cover such a complete range of propulsion technologies, spanning commercial airplanes, military transport, training and combat aircraft, helicopters, missiles, drones, satellites and launch vehicles, with thrusts ranging from 8 grams to more than 650 tons. Snecma is on call 24 hours a day, 7 days a week to provide effective maintenance, repair and overhaul services around the world for aerospace engines.

Equipment

Snecma is a European leader in major aerospace systems and equipment and holds top-tier positions in all its businesses: engine equipment (control systems and power transmissions), landing systems (landing gear, braking systems, wheels and brakes, etc.), nacelles and thrust reversers, wiring, and composite materials. Snecma also deploys a global landing system repair and maintenance network, manned by more than 1,200 specialists.

Main Group companies: Snecma, Snecma Services, Turbomeca, Techspace Aero, Snecma Propulsion Solide, Hispano-Suiza, Aircelle, Messier-Dowty, Messier-Bugatti, Messier Services, Labinal.

c) Description of the transaction

i) Public offer for tender/share exchange offer

Public offer schedule

- On January 13, 2005, the French Financial Markets Authority *(Autorité des Marchés Financiers* or AMF*)* published the admissibility of Sagem's offer to purchase Snecma shares. The prospectus accompanying this offer was awarded visa no. 05-017 by the AMF on January 17, 2005.

- The offer was launched from January 19, 2005 to February 23, 2005 inclusive, and the definitive outcome was published on March 8, 2005.
- The payment-delivery and listing of the Sagem shares issued in consideration of the Snecma shares tendered to the exchange offer took place on March 17, 2005.

Terms and conditions of the public offer

The offer was made for all the shares issued by Snecma, i.e. 270,092,310 shares with a nominal value of €1 each, and consisted of a main share exchange offer accompanied by a subsidiary public offer for tender.

- Main share exchange offer: Sagem agreed to exchange Snecma shares for shares in Sagem on the basis of 15 Sagem shares to be issued for 13 Snecma shares.
- Subsidiary public offer for tender: Sagem agreed to buy Snecma shares at a price of €20 per share, within a global limit of 62,500,000 Snecma shares. A mechanism to reduce the number of Snecma shares tendered to the subsidiary offer was set up in case this number would exceed the threshold of 62,500,000 shares. Shares deemed as having being tendered to the principal offer could not be used in the subsidiary public offer for tender.

Financing of the transaction

The financing of the subsidiary offer (capped at €1.25 billion) was ensured through a bank credit line.

Outcome of the public offer

In total, 225,237,614 Snecma shares were tendered to the offer, representing 83.39% of share capital, broken down as follows:

- 25,395,296 shares were tendered to the main exchange offer (exchange of 15 Sagem shares to be issued for 13 Snecma shares),
- 199,842,318 shares were tendered to the subsidiary offer (at a price of €20 per share, within the global limit of 62,500,000 Snecma shares).
  As the Snecma shares tendered to the subsidiary offer exceeded 62,500,000, their number was reduced in proportion to the number of Snecma shares tendered to the subsidiary purchase offer by each shareholder. Hence, 137,342,318 shares tendered to the subsidiary offer were transferred to the share exchange offer.

The number of shares tendered to the share exchange offer therefore totaled 162,737,614, exchanged for 187,774,170 Sagem shares issued upon the Management Board's decision based on the delegation voted by the general shareholders' meeting of December 20, 2004.

ii) Acquisition merger

The general shareholders' meetings of Snecma and Sagem, which convened on May 10 and 11, 2005 respectively, approved the acquisition merger of Snecma by Sagem. The exchange parity, identical to the parity of the share exchange offer, was 15 Sagem shares to be issued for 13 Snecma shares. This exchange concerned the Snecma shares held by shareholders other than Sagem SA, i.e. 270,092,310 shares comprising the Snecma share capital less 225,237,614 shares tendered to the public offer, i.e. 44,854,696 Snecma shares, exchanged for 51,755,415 Sagem shares issued.

The merger took legal effect on May 11, 2005, with a retroactive accounting and tax effect as of January 1, 2005. In accordance with accounting regulations, the merger was performed based on the net carrying amounts of the assets and liabilities shown in the Snecma statutory financial statements for the year ended December 31, 2004.

The acquisition merger was preceded by the spin-off of Sagem SA's operating activities, transferred to three new wholly owned companies in order to adopt an organization by business line. These contributions, performed at carrying amounts and with retroactive accounting and tax effect to January 1, 2005, were approved by the Sagem general shareholders' meeting of May 11, 2005. This meeting also decided to change the corporate name to SAFRAN.

d) Treatment in the consolidated financial statements

i) Date for incorporation of Snecma's financial statements in SAFRAN (formerly Sagem)

The acquisition date, on which control was transferred, is March 17, 2005. However, and to simplify matters, March 31, 2005 has been considered as the Snecma group's date of entry into the scope of consolidation.

ii) Acquisition cost

The acquisition cost comprises the acquisition price of the 225,237,614 Snecma shares acquired in the public offer (162,737,614 shares from the main exchange offer and 62,500,000 from the subsidiary purchase offer), and the 44,854,696 Snecma shares acquired through the merger, plus incidental purchase costs net of tax, giving a total acquisition cost of €5,139 million, determined as follows:

- The acquisition price of the shares obtained under the exchange offer corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of acquisition, i.e.:
  162,737,614 x 15/13 x €16.45 = €3,089 million;
- The acquisition price of the shares obtained under the subsidiary purchase offer is €20 per share, i.e.:
  62,500,000 x €20 = €1,250 million;
- The acquisition price of the shares obtained under the merger corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of merger, i.e.:
  44,854,696 x 15/13 x €15.35 = €794 million;
- Acquisition costs, net of taxes (other than the issuance costs directly offset against the merger and issuance premiums), amounted to €6 million.

This acquisition was offset in the financial statements of the acquiring company as follows:

- Shares issued at fair value	€3,883 million
- Cash disbursed	€1,250 million
- Costs relating to the acquisition	€6 million
- Total	**€5,139 million**

With regard to the net financial position, this acquisition had the following impact:

- Financial position acquired	€94 million
- Amount disbursed	€(1,267) million
- Net financial position outflow	€(1,173) million

- Fair value of assets and liabilities acquired

The carrying amount of Snecma group equity as of March 31, 2005 amounted to €2,026 million, after cancellation of historical goodwill (€728 million).

In accordance with IFRS 3, a certain number of assets and liabilities were measured at fair value, and mainly intangible assets, which were subject to an independent appraisal. Through lack of a market, aeronautical program intangibles were measured using the excess earnings method and trademarks were measured using the royalty method.

The excess earnings method consists of discounting the expected operating margins attributable to intangible assets, by deducting the capitalization expense of the underlying assets.
The capitalization expense represents the required return on assets necessary (working capital requirement, property, plant and equipment and intangible assets, including human capital) to the operations of the valued intangible asset.
The royalty method consists in estimating the cash flows attributable to the trademark with reference to the royalty levels required for the use of trademarks comparable in terms of sector of activity, maturity, recognition, etc .

This fair value measurement mainly concerns the following headings:

- Intangible assets (of which programs: €2,088 million, trademarks: €147 million, customer relations and orders: €26 million)	€2,260 million
- Property, plant and equipment	€95 million
- Inventories	€444 million
Total asset remeasurement	**€2,799 million**
- Actuarial differences relating to employee benefits	€44 million
- Deferred tax liabilities	€946 million
Total liability remeasurement	**€990 million**

The revaluation of assets and liabilities acquired breaks down as follows:

- Group's reserves	€1,755 million
- Minority interests	€54 million
	€1,809 million

The fair value of the acquired assets and liabilities is therefore equal to the sum of the accounting equity acquired (€2,026 million) and the Group's share of remeasurements (€1,755 million), i.e. €3,781 million.

- Goodwill

The difference between the acquisition cost (€5,139 million) and Sagem's share in the fair value of the acquired assets and liabilities (100% of €3,781 million) is €1,358 million and represents the goodwill on the former Snecma group activities.
The acquisition cost (€5,139 million) was then allocated to the main CGU of the former Snecma group in proportion to their discounted future cash flows.
Following this allocation, it was possible to determine the residual goodwill of each of the main CGU of the former Snecma group by taking into account the restated consolidated reserves and allocations.

(in € millions)	**Goodwill**
Snecma	198
Techspace Aero	47
Snecma Propulsion Solide	66
Turbomeca	225
Microturbo	12
Snecma Services	46
Aircelle	207
Messier Dowty	90
Messier Bugatti	91
Hispano-Suiza	96
Labinal	208
Teuchos	52
Globe	10
Cinch Inc.	6
Sofrance	4
Total	**1 358**

e) Pro forma financial statements

The significance of this merger requires the presentation of pro forma financial statements, which are detailed in the section Pro forma financial statements.

2) Other changes in scope of consolidation

Other immaterial changes in scope of consolidation concern:

- the entry of Valin Participations,
- the removal of companies that became insignificant due to the change in the Group's structure: e.g. SPTHD, Sagem Security International Trading Co Ltd, Confidence, Sfim Industries Deutschland Gmbh, Positive, E-Software, Eurofog, Sagem Electronic Equipment Beijing, Sagem Kabushiki Kaisha, Sagem Mauritanie, SCI Minerve, Triel Halozapito,
- the acquired companies but not consolidated : Sagem Electronique France and the ORGA Group.

  The ORGA Group, a specialist in smart cards, mainly in telecommunications, where it is fourth worldwide, was purchased at the end of November 2005 by Sagem Défense Sécurité.
  SAFRAN has not consolidated the financial statements of the ORGA Group as of December 31, 2005, because of:
  - The absence of a common basis of accounting, as the ORGA financial statements are currently drawn up according to German accounting principles and rules,
  - The recent acquisition date and the non-formalization, at the closing date of the SAFRAN financial statements, of the ORGA Group balance sheet at the acquisition date,
  - Reduced time limits for the submission of date covering subsidiaries in order to prepare the SAFRAN consolidated financial statements.

  The ORGA Group financial statements will be taken into account in the SAFRAN consolidated financial statements beginning in 2006. The acquisition price will be allocated to the various identifiable assets and liabilities before December 31, 2006, in accordance with IFRS3 "Business combinations".

3) Consolidated companies

Company name, Form, Registered Business Address	Siren N° country	2005 Method	2005 % interest	2005 % control	2004 Method	2004 % interest	2004 % control
SAFRAN SA	**parent company**						
Direct SAFRAN SA subsidiaries							
Sagem Communication - 75015 Paris (1)	480 108 158	FC	100,0	100,0	NC	-	-
Sagem Défense Sécurité - 75015 Paris (1)	480 107 911	FC	100,0	100,0	NC	-	-
Safran Informatique - 75015 Paris (1)	480 107 143	FC	100,0	100,0	NC	-	-
Snecma - 75015 Paris	414 815 217	FC	100,0	100,0	NC	-	-
Hispano-Suiza SA - 92707 Colombes	692 015 217	FC	100,0	100,0	NC	-	-
Aircelle - Gonfreville l'Orcher - 76700 Harfleur	352 050 512	FC	100,0	100,0	NC	-	-
Techspace Aero - B4041 Milmort	Belgium	FC	51,0	100,0	NC	-	-
Etablissements Vallaroche SA - 75015 Paris	542 028 154	FC	100,0	100,0	NC	-	-
Snecma Propulsion Solide - 33187 Le Haillan	434 021 028	FC	100,0	100,0	NC	-	-
Labinal - 78180 Montigny-le-Bretonneux	301 501 391	FC	100,0	100,0	NC	-	-
Safran USA Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	NC	-	-
Turbomeca SA - 64510 Bordes	338 481 955	FC	100,0	100,0	NC	-	-
Technofan SA - 31700 Blagnac	710 802 547	FC	61,46	100,0	NC	-	-
Sofrance SA - 87800 Nexon	757 502 240	FC	100,0	100,0	NC	-	-
Messier-Bugatti SA - 78141 Velizy	712 019 538	FC	100,0	100,0	NC	-	-
Messier-Dowty International Ltd - Gloucester	UK	FC	100,0	100,0	NC	-	-
Laura Leasing	UK	FC	100,0	100,0	NC	-	-
Europropulsion SA - 92150 Suresnes	388 250 797	PC	50,0	50,0	NC	-	-
SEM MB SA - 95815 Argenteuil	592 027 312	EQ	50,0	50,0	NC	-	-
Teuchos Holding - 78990 Elancourt	352 876 197	FC	100,0	100,0	NC	-	-
Valin participation - 75015 Paris	428 704 894	FC	100,0	100,0	NC	-	-
Eurofog	340 574 540	NC*	-	-	FC	65,91	100,00
Sagem Communication subsidiaries							
Sagem Communicaciones Ibérica	Spain	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Germany GmbH	Germany	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication UK Ltd	England	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Italia Srl	Italy	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication CZ Sro	Czech Rep.	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Benelux BV	The Netherlands	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Poland Sp Zo.o	Pologne	FC	100,0	100,0	FC	100,0	100,0
Sagem Industria e Comercio de Comunicacoes LDA	Portugal	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Tianjin	China	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Suisse	Switzerland	FC	100,0	100,0	FC	100,0	100,0
Compagnie de Découpe de l'Ouest SAS	448 897 405	PC	76,65	76,65	PC	76,65	76,65
Dr Neuhaus Telecommunikation GmbH	Germany	FC	99,2	100,0	FC	99,2	100,0
Ningbo Bird Sagem Electronics Co. Ltd	China	PC	50,0	50,0	PC	50,0	50,0
Sagem Australasia Pty Ltd	Australia	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Austria GmbH	Austria	FC	100,0	100,0	FC	100,0	100,0
Sagem Communicaçoes Ltda	Brazil	FC	100,0	100,0	FC	100,0	100,0
Sagem Electronic Equipment Beijing	China	NC*	-	-	FC	100,0	100,0
Sagem Kabushiki Kaisha	Japan	NC*	-	-	FC	100,0	100,0
Sagem Magyarorszag	Hungary	FC	100,0	100,0	FC	100,0	100,0
Sagem Mauritanie	Mauritania	NC*	-	-	FC	100,0	100,0
Sagem Networks Poland Sp Zo.o	Poland	FC	68,0	100,0	FC	68,0	100,0
Sagem Tunisie SARL	Tunisia	FC	100,0	100,0	FC	100,0	100,0
SCI Minerve	402 652 903	NC*	-	-	FC	100,0	100,0
SPTHD	450 100 862	NC*	-	-	FC	100,0	100,0
Trel Halozatepito	Hungary	NC*	-	-	FC	100,0	100,0

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen reserves

(1) Creation in 2005 following the spin off of SAGEM SA

Company name, Form, Registered Business Address	Siren N° country	2005 Method	2005 % interest	2005 % control	2004 Method	2004 % interest	2004 % control
Sagem Defense Security subsidiaries							
Confidence	404 401 887	NC*	-	-	FC	100,0	100,0
E-Software	437 782 535	NC*	-	-	FC	100,0	100,0
Sagem Avionics Inc	USA	FC	100,0	100,0	FC	100,0	100,0
Sagem Denmark A/S	Denmark	FC	100,0	100,0	FC	100,0	100,0
Sagem Monetel	442 508 271	FC	100,0	100,0	FC	100,0	100,0
Sagem-Morpho Inc	USA	FC	100,0	100,0	FC	100,0	100,0
Sagem Security International Trading Co, Ltd	China	NC*	-	-	FC	100,0	100,0
SFIM Industries Deutschland GmbH	Germany	NC*	-	-	FC	100,0	100,0
SILEC	390 654 192	FC	100,0	100,0	FC	100,0	100,0
Sofradir	334 835 709	PC	40,0	40,0	PC	40,0	40,0
Vectronix AG	Switzerland	FC	100,0	100,0	FC	100,0	100,0
Wuhan Sagem Tianyu Electronics Co, Ltd	China	FC	73,34	100,0	FC	73,34	100,0
Wuhan Tianyu Information Industry Co, Ltd	China	PC	33,35	33,35	PC	33,35	33,35
Confidence subsidiary							
Positive	339 650 335	NC*	-	-	FC	100,0	100,0
Silec subsidiary							
Sagem Participations	452 676 182	FC	100,0	100,0	FC	100,0	100,0
Sofradir subsidiary							
ULIS	440 508 331	PC	34,01	40,0	PC	34,01	40,0
Vectronix AG subsidiary							
Vectronix Inc	USA	FC	100,00	100,0	FC	100,00	100,0
Snecma subsidiaries							
Snecma Services SA - 75015 Paris	562 056 408	FC	100,0	100,0	NC	-	-
CFM International SA - 75105 Paris	302 527 700	PC	50,0	50,0	NC	-	-
CFM International Inc. - City of Dover, Co Kent - Delaware 19901	USA	PC	50,0	50,0	NC	-	-
Famat - 44614 Saint-Nazaire cedex	321 853 798	PC	50,0	50,0	NC	-	-
Snecma Services subsidiary							
Snecma Services Participations SA - 75015 Paris	414 815 399	FC	100,0	100,0	NC	-	-
Snecma Services Participations subsidiary							
Snecma Services Brussels - 1200 Woluwé Saint Lambert	Belgium	FC	100,0	100,0	NC	-	-
CFM International Inc. subsidiary							
Shannon Engine Support Ltd - Shannon, Co Clare	Ireland	PC	50,0	50,0	NC	-	-
Aircelle subsidiary							
Aircelle Ltd - Burnley Lancashire	UK	FC	100,0	100,0	NC	-	-
SLCA - 57 192 Floranges	317 401 065	FC	100,0	100,0	NC	-	-
Techspace Aero subsidiary							
Techspace Aero Inc. - Cincinnati, Ohio 45246	USA	FC	51,0	100,0	NC	-	-
Techspace Aero Inc. subsidiary							
Cenco Inc. - Minnesota 55112	USA	FC	51,0	100,0	NC	-	-
Etablissements Vallaroche subsidiary							
Soreval - L2633 Senningerberg	Luxembourg	FC	100,0	100,0	NC	-	-
Lexvall 2 - 75015 Paris	428 705 438	FC	100,0	100,0	NC	-	-
Lexvall 13 - 75015 Paris	440 291 938	FC	100,0	100,0	NC	-	-
Labinal subsidiaries							
Labinal GmbH - 21129 Hambourg	Germany	FC	100,0	100,0	NC	-	-
Safran USA Inc. subsidiaries							
Labinal Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	NC	-	-
Messier-Bugatti Systems Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	NC	-	-
Cinch Connectors Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	NC	-	-
Globe Motors Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	NC	-	-
Labinal de Mexico SA de CV - Chihuahua	Mexico	FC	100,0	100,0	NC	-	-
Labinal Corinth Inc. - Corinth/Texas 76210	USA	FC	100,0	100,0	NC	-	-
Turbomeca USA Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	NC	-	-

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen reserves

Company name, Form, Registered Business Address	Siren N° country	2005 Method	2005 % interest	2005 % control	2004 Method	2004 % interest	2004 % control
Globe Motors Inc. subsidiary							
Globe Motors Portugal - Modivas Vila do Conde 4485-595	Portugal	FC	100,0	100,0	NC	-	-
Turbomeca SA subsidiaries							
Microturbo SA - 31200 Toulouse	630 800 084	FC	100,0	100,0	NC	-	-
Turbomeca Africa Pty Ltd - Bonaero Park 1622	South Africa	FC	51,0	100,0	NC	-	-
Messier-Bugatti subsidiary							
A-Carb LLC Walton - Kentucky 41094	USA	FC	100,0	100,0	NC	-	-
Messier-Dowty International Ltd subsidiaries							
Messier-Dowty SA - 78142 Velizy	552 118 846	FC	100,0	100,0	NC	-	-
Messier-Dowty Ltd - Gloucester GL2QH	UK	FC	100,0	100,0	NC	-	-
Messier-Dowty Inc. - Ajax Ontario	Canada	FC	100,0	100,0	NC	-	-
Teuchos Holding subsidiaries							
Teuchos Exploitation - 78990 Elancourt	353 054 505	FC	100,0	100,0	NC	-	-
Teuchos Ingénierie - 78990 Elancourt	440 294 452	FC	100,0	100,0	NC	-	-
Messier-Dowty Int. and Messier-Bugatti joint subsidiary							
Messier Services International - 78140 Velizy	434 020 996	FC	100,0	100,0	NC	-	-
Messier Services International subsidiaries							
Messier Services SA - 78140 Velizy	439 019 485	FC	100,0	100,0	NC	-	-
Messier Services Inc. - Sterling Virginia 20166-8914	USA	FC	100,0	100,0	NC	-	-
Messier Services Pte Ltd - Singapore 508985	Singapore	FC	100,0	100,0	NC	-	-
Messier Services Ltd - Gloucester GL29QH	UK	FC	100,0	100,0	NC	-	-
Messier Services International investment							
Hydrep - 35800 Saint-Lunaire	381 211 184	EQ	50,0	50,0	NC	-	-
Messier Services Inc. investment							
A-Pro Inc. Tallahassee Florida 32301	USA	EQ	50,0	50,0	NC	-	-
Messier Services Pte Ltd subsidiary							
Messier Services Asia Pte Ltd - Singapore 508985	Singapore	FC	60,0	100,0	NC	-	-

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen reserves

3. SEGMENT INFORMATION

The Group's operations are organized and managed separately according to the nature of the goods and services rendered, each sector representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed under market conditions.

A. Activity sectors

1) Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for commercial aircraft, military transport, training and combat aircraft, civil and military helicopters, tactical missiles and drones.

The main companies in this branch are:

- Snecma (engines for civil and military aircraft),
- Turbomeca (turbine engines for civil and military helicopters, engines for training aircraft and tactical missiles, land and marine turbines, and maintenance, repair and overhaul (MRO)),
- Techspace Aero (components for aircraft engines, maintenance),
- Snecma Propulsion Solide,
- Snecma Services.

2) Aircraft Equipment branch

The Group also specializes in mechanical, hydromechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO and the sale of spare parts.

The main companies in this branch are:

- Aircelle
- Messier-Dowty
- Messier-Bugatti
- Messier Services
- Hispano-Suiza
- Labinal

3) Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics, navigational instruments, etc), Optronic and Air-Land systems and Security systems (secured payment terminals, bankcards, airport security).

The main companies in this branch are:

- Sagem Défense Sécurité,
- Sagem Monétel,
- Sagem Morpho Inc.,
- Vectronix.

4) Communications branch

The activities in the Communications branch include mobile telephony and broadband communications (fax and multifunctional terminals, DECT, broadband terminals, decoders etc).

The main companies in this branch are:

- Sagem Communication,
- Sagem Communication Austria GmbH,
- Sagem Tunisia.

5) Segment information by branch

As of December 31, 2005

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense and security	Communications	**Total branches**	Holding/ Inter-branch eliminations	**Total as of Dec. 31, 2005**
External revenue	3 283	1 835	1 232	2 342	**8 692**	-	**8 692**
Inter-branch revenue	19	257	149	46	**471**	(471)	**-**
Total revenue	**3 302**	**2 092**	**1 381**	**2 388**	**9 163**	**(471)**	**8 692**
Other branch income *	(160)	176	72	111	**199**	(15)	**184**
Branch expenses	(3 013)	(2 109)	(1 296)	(2 379)	**(8 797)**	455	**(8 342)**
Depreciation and amortization, net	(230)	(106)	(44)	(57)	**(437)**	(10)	**(447)**
Impairment of assets	(53)	(13)	(4)	8	**(62)**	(10)	**(72)**
Provisions for contingencies and losses, net	(70)	(26)	7	3	**(86)**	36	**(50)**
Other items	(134)	(53)	(6)	(73)	**(266)**	(7)	**(273)**
Profit (loss) from operations	**(358)**	**(39)**	**110**	**-**	**(286)**	**(22)**	**(308)**
Income from associates							**3**
Net finance costs / income							**(166)**
Income tax expense							**221**
Minority interests							**2**
Net profit (loss)							**(248)**
Branch assets **	7 016	3 707	1 652	1 211	**13 586**	412	**13 998**
Non-current financial assets							**451**
Investments in associates	21	16			**37**		**37**
Tax receivables							**121**
Cash and cash equivalents							**936**
Total assets							**15 543**
Shareholders' equity							**4 572**
Minority interests							**164**
Branch liabilities	5 007	1 564	945	905	**8 421**	(502)	**7 920**
Borrowings subject to specific terms and conditions							**1 835**
Tax payables							**1 052**
Total liabilities							**15 543**
Acquisition of intangible assets	110	133	25	74	**342**	1	**343**
Acquisition of property, plant and equipment	117	78	39	37	**271**	(13)	**258**

* Including change in inventories of finished goods and work in progress and capitalized production

** of which €452 million in financial instruments

As of December 31, 2004

(in € millions)	Defense and security	Communications	Total branches	Holding/ Inter-branch eliminations	Total as of Dec. 31, 2004
Total revenue	**1 162**	**2 405**	**3 567**		**3 567**
Profit (loss) from operations	**103**	**113**	**216**	**(1)**	**215**
Net finance costs / income					**5**
Income tax expense					**(66)**
Net profit (loss)					**154**
Branch assets	1 421	1 085	**2 506**	(18)	**2 488**
Non-current financial assets					**15**
Tax receivables					**36**
Cash and cash equivalents					**443**
Total assets					**2 982**
Shareholders' equity					**1 244**
Minority interests					**1**
Branch liabilities	851	825	**1 676**	(9)	**1 667**
Borrowings subject to specific terms and conditions					**67**
Tax payables					**3**
Total liabilities					**2 982**
Acquisition of intangible assets	22	16	**38**	5	**43**
Acquisition of property, plant and equipment	57	50	**107**		**107**

B. Geographical segments

The Group is mainly based in four geographical segments.

1) Revenue by customer location

	Dec. 31, 2005		Dec. 31, 2004	
(in € millions)	Amount	%	Amount	%
France	3 332	38%	1 657	47%
Europe	1 792	21%	1 121	31%
North America	2 029	23%	289	8%
Asia	714	8%	352	10%
Rest of the world	825	10%	148	4%
Total	**8 692**	**100%**	**3 567**	**100%**

2) Carrying amount of segment assets and acquisition of intangible assets and property, plant and equipment

	Branch assets				Acquisitions of intangible assets and PP&E			
	Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2005		Dec. 31, 2004	
(in € millions)	Amount	%	Amount	%	Amount	%	Amount	%
France	12 358	88%	2 387	96%	480	80%	135	90%
Europe	1 161	8%	100	4%	87	15%	5	3%
North America	646	5%	33	1%	20	3%	4	3%
Asia	53	1%	23	1%	3	0%	4	3%
Rest of the world	184	1%	36	2%	12	2%	2	1%
Inter-area eliminations	(404)	(3%)	(91)	(4%)	(1)	-	-	-
Total	**13 998**	**100%**	**2 488**	**100%**	**601**	**101%**	**150**	**100%**

4. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A Breakdown of income statement items

1) Revenue

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Original aircraft equipment	2 730	-
Aircraft spare parts	1 159	-
MRO	770	-
R & D contracts	425	-
Mobile telephones	1 092	1 277
High speed communications	1 249	1 128
Navigators and aeronautic systems	474	449
Optronic and infantry soldier systems	409	430
Security	349	283
Other	35	-
Total	**8 692**	**3 567**

2) Other income

Other income mainly comprises operating subsidies and various other operating income as shown in the following table:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Operating subsidies	11	6
Other operating income	78	8
Total	**89**	**14**

3) Raw materials and consumables used

Raw materials and consumables for the year primarily involve raw materials, supplies, subcontracting purchases and all external services.

They break down as follows:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Raw materials, supplies and other	(2 426)	(1 597)
Bought-in goods	(96)	(98)
Changes in inventories	65	40
Sub-contracting	(1 827)	(373)
Purchases not held in inventory	(247)	(63)
External services	(1 291)	(408)
Total	**(5 822)**	**(2 499)**

4) Personnel costs

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Wages and salaries	(1 584)	(496)
Social security contributions	(523)	(208)
Statutory employee profit-sharing	(27)	(16)
Optional employee-profit sharing	(35)	(12)
Additional contributions	(12)	(16)
Other employee costs	(160)	(9)
Total	**(2 341)**	**(757)**

5) Depreciation, amortization and provisions

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Depreciation and amortization expense		
- intangible assets	(190) *	(16)
- property, plant and equipment	(257)	(81)
Total depreciation and amortization expense	**(447)**	**(97)**
Charge to loss provisions (4.B.12)	**(50)**	**(7)**

* including the depreciation on the revalued assets at fair value, revaluation done while the Snecma Group was acquired : -€129 millions

6) Asset impairment

	Impairment		Reversal	
(in € millions)	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Asset impairment				
- intangible assets and PP&E	(53)	-	4	-
- financial assets	(13)	-	-	-
- inventories	(158)	(23)	150	12
- receivables	(69)	(47)	67	73
Total	**(293)**	**(70)**	**221**	**85**

7) Other operating income and expenses

Other operating income and expenses mainly include:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Capital gains / losses on asset disposals	11 *	2
Royalties, patents and licenses	(83)	(71)
Costs on financial guarantees	(60)	-
Debt waivers	(25)	-
Loss on irrecoverable receivables	(6)	(22)
Other operating expenses	(110)	(4)
Total	**(273)**	**(95)**

* The SAFRAN Group books the sale of its former head office with a capital gain of €18 millions.

8) Income from associates

See breakdown of balance sheet items 4.B.3

9) Net finance costs/income

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Cost of net borrowings and long-term debt	**(29)**	**4**
Foreign exchange hedging ineffectiveness	(67)	-
Loss on financial instruments held for trading	(1)	-
Foreign exchange loss	(804)	(39)
Charges to provisions	(25)	(3)
Foreign exchange gains (losses) on provisions	(23)	-
NCA of non-consolidated investments sold	(16)	(4)
NCA of available-for-sale assets	-	-
Debt waivers	(21) *	-
Discount impact	(19)	-
Other	-	-
Total other finance costs	**(976)**	**(46)**
Income from available-for-sale assets	-	-
Proceeds from disposal of assets	18	-
Foreign exchange gain	757	40
Reversals of provisions	53	4
Other	11	3
Total other finance income	**839**	**47**
Total other finance costs / income	**(137)**	**1**
Total financial costs / income	**(166)**	**5**

* This is offset in net finance costs/income by an equivalent reversal of provisions.

10) Income tax expense

The income tax expense breaks down as follows:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Current tax charge	(111)	(62)
Deferred tax charge	332	(4)
Total income tax expense	**221**	**(66)**

The current tax charge corresponds to amounts paid or payable to the tax authorities in the short term in respect of the current period, in accordance with prevailing legislation in the various countries and certain agreements (e.g. group consolidated for tax purposes).

The effective tax rate breaks down as follows:

(en millions d'euros)	**31.12.2005**	**31.12.2004**
Profit/(income) before tax	(471)	220
Standard tax rate for the Group	34,93%	35,43%
Tax (expense)/income at standard rate	**164**	**(78)**
Impact of permanent differences	14	-
Impact of reduced tax rates	8	-
Impact of difference in tax rates between countries	3	1
Impact of the liability method	(5)	-
Impact of not recognized taxes	(3)	7
Impact of discouting of deferred tax assets or liabilities	-	-
Impact of tax credits and other items	40 *	4
Current tax income/(expense)	**221**	**(66)**
Effective rate of income tax (%)	46,97%	29,78%

* including tax credits €30 millions

11) Earnings per share

The Group's potentially dilutive shares include stock options and the bonus share issues for no consideration for Sagem SA employees prior to the merger.

Earnings per share are as follows:

	Index	**Dec. 31, 2005**	**Dec. 31, 2004**
Numerator (in € millions)			
Net profit for the period	(a)	(248)	154
Denominator (in shares)			
Total number of shares	(b)	417 029 585	177 500 000
Number of treasury shares held	(c)	7 717 047	5 203 405
Number of shares excluding treasury shares	(d)=(b-c)	409 312 538	172 296 595
Weighted average number of shares (excluding treasury shares)	(d')	350 791 632	173 494 969
Potentially dilutive ordinary shares :			
Dilutive impact of purchase options and bonus shares granted to Sagem SA employees prior to the merger	(e)	1 018 720	1 139 984
Weighted average number of shares after dilution	(f)=(d'+e)	351 810 352	174 634 953
Ratio: earnings per share (in euro)			
Basic earnings per share: (profit/(loss)	(g)=(a*1million)/(d')	(0,71)	0,89
Diluted earnings per share: (profit/(loss)	(h)=(a*1million)/(f)	(0,70)	0,88

There were no other transactions involving shares or potential shares between the year-end and the completion of these financial statements.

12) Dividends proposed and voted

(in € millions)	**Dec. 31, 2005**	**Dec. 31, 2004**
Submitted for approval at the combined ordinary and extraordinary general meeting		
Dividend paid on ordinary shares	150	92
Net dividend per share (in €) *	0,36	0,22
Voted and paid during the year		
Dividend paid on ordinary shares	90	32

The dividends on treasury shares were not paid. They were carried out in retained earning.

B. Breakdown of balance sheet items

1) Non-current assets

a) Goodwill

The breakdown of goodwill is as follows:

(in € millions)	Dec. 31, 2005 Net	Dec. 31, 2004 Net
Aircelle	207	-
Messier Dowty SAS	90	-
Messier Bugatti	91	-
Hispano Suiza	96	-
Labinal	208	-
Teuchos SA	52	-
Snecma	198	-
Turbomeca SA	225	-
Techspace Aero	47	-
Snecma Propulsion Solide	66	-
Snecma Services	46	-
Globe Motors Inc	11	-
Microturbo SA	12	-
Cinch Connectors Inc	7	-
Sagem Communications	21	21
Sagem Defense	41	41
Vectronix	24	24
Wuhan Tianyu Information Industry	5	5
Sofrance	4	-
Other	1	6
Total	**1 452**	**97**

The net movement in goodwill is due to the following:

(in € millions)	
As of Dec. 31, 2004	**97**
Changes in scope of consolidation (1)	1 353
Movement during the period (2)	2
Disposal	(2)
Translation adjustments	2
As of Dec. 31, 2005	**1 452**

(1) The acquisition of the Snecma Group followed by the merger with Safran led to the recognition of goodwill in the amount of €1,358 million (see paragraph 2.D on changes in scope of consolidation)

In addition, the Group deconsolidated (by freezing reserves) certain companies that became insignificant within the context of the new Group. This led to a €5 million reduction in goodwill

(2) Acquisition by SAFRAN of a business for €2 million reclassified under goodwill

The SAFRAN Group performed impairment tests on its Cash Generating Units (CGU).

Based on the existing plan and the resulting cash flows, the value in use of these Cash Generating Units was calculated according to the rules set forth in 2.C 4.

It resulted that:

- No other additional impairment was recognized for all the assets of each CGU, taken separately, apart from that already recognized in the financial statements,
- The recoverable amount of each CGU totally justifies the goodwill recorded.

In addition, no indications of impairment loss were noted during the period.

b) Intangible assets

Intangible assets break down as follows:

(in € millions)	Dec. 31, 2005 Gross	Dec. 31, 2005 Amort. / impairment	Dec. 31, 2005 Net	Dec. 31, 2004 Gross	Dec. 31, 2004 Amort. / impairment	Dec. 31, 2004 Net
Brand names	147	(1)	146	-	-	-
Programs	2 693	(179)	2 514	-	-	-
Development expenditure	346	(33)	313	59	(16)	43
Concessions, patents, licenses	51	(39)	12	58	(45)	13
Software	130	(101)	29	-	-	-
Other	91	(18)	73	5	(2)	3
Total	**3 458**	**(371)**	**3 087**	**122**	**(63)**	**59**

Brands with an indefinite life amount to €119 million.

The weighted average remaining amortization of the programs is around 13 years.

Movements in intangible assets break down as follows:

(in € millions)	Gross	Amortization / impairment	Net
As of December 31, 2004	**122**	**(63)**	**59**
Assets produced internally	298	-	298
Separate additions	46	-	46
Disposals and assets removed	(10)	8	(2)
Amortization	-	(190)	(190)
Impairment losses recognized in profit or loss	-	(33)	(33)
Reclassifications	(6)	5	(1)
Changes in scope of consolidation	3 006	(97)	2 909
Translation adjustments	2	(1)	1
As of Decembre 31, 2005	**3 458**	**(371)**	**3 087**

Research expenditure recognized in expenses for 2005 amounts to €470 million.

Capitalized development expenditure as of December 31, 2005 amounts to €298 million (€35 million in 2004).

In 2005, development expenditure amortization was recognized in expenses in the amount of €79 million (€13 million in 2004).

In addition, revalued assets (allocation of the Snecma group acquisition price) were amortized in the amount of €129 million.

c) Property, plant and equipment

i) Breakdown

(in € millions)	Dec. 31, 2005 Gross	Deprec. / impairment	Net	Dec. 31, 2004 Gross	Deprec. / impairment	Net
Land	215	(1)	214	39	(7)	32
Aircraft	56	(31)	25	-	-	-
Buildings	805	(397)	408	256	(158)	98
Technical facilities, equipment and tooling	3 132	(2 249)	883	510	(412)	98
PP&E in course of construction, advances	168	(18)	150	31	-	31
Site development and preparation costs	22	(11)	11	-	-	-
Buildings on land owned by third parties	12	(4)	8	4	(2)	2
Computer hardware and other equipment	362	(263)	99	74	(48)	26
Total	**4 772**	**(2 974)**	**1 798**	**914**	**(627)**	**287**

Assets held under finance leases, recognized in property, plant and equipment, break down as follows:

(in € millions)	Dec. 31, 2005 Gross	Deprec. / impairment	Net	Dec. 31, 2004 Gross	Deprec. / impairment	Net
Land	5		5	1	-	1
Buildings	90	(48)	42	39	(18)	21
Technical facilities, equipment and tooling	54	(30)	24	-	-	-
Computer hardware and other equipment	23	(12)	11	12	(6)	6
Total	**172**	**(90)**	**82**	**52**	**(24)**	**28**

ii) Movements

Movements in property, plant and equipment break down as follows:

(in € millions)	**Gross**	**Depreciation / impairment**	**Net**
As of December 31, 2004	**914**	**(627)**	**287**
Assets produced internally	63	-	63
Additions	238	-	238
Disposals and assets removed	(332)	275	(57)
Depreciation	-	(257)	(257)
Impairment losses recognized in profit or loss (*)	-	(12)	(12)
Gain / Loss in value	-	(4)	(4)
Reclassifications	1	(1)	-
Changes in scope of consolidation	3 807	(2 310)	1 497
Translation adjustments	81	(38)	43
As of December 31, 2005	**4 772**	**(2 974)**	**1 798**

(*) impairment relates to the use of certain tools in certain programs

2) Financial assets

a) Non-current financial assets

Non-current financial assets break down as follows:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Non-consolidated investments	340	3
Other financial assets	111	12
Total	**451**	**15**

i) Non-consolidated investments

Non-consolidated investments break down as follows:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Unlisted shares	286	3
Listed shares	54*	-
Total	**286**	**3**

* Embraer Shares

(in € millions)	
As of December 31, 2004	**3**
Increases / acquisitions	104
Redemptions / disposals	(16)
Translation adjustments	1
Changes in scope of consolidation	192
Changes in capital	57
Net changes in provisions	(10)
Revaluation at fair value	15
Other changes	(6)
As of December 31, 2005	**340**

They include SAFRAN Group holdings in various non-consolidated companies, the most significant of which are:

(in € millions)	As of	Percentage of control	Shareholders' equity including profit/loss for the period	Net profit and loss	Net carrying amount
Sichuan Snecma Aero-Engine Maintenance	31/12/2005	52,67	(4,5)	(1,8)	-
Snecma Morocco Engine Services SAS	31/12/2005	51,00	2,7	0,3	1,2
Turbomeca do Brasil	31/12/2005	100,00	8,6	1,3	8,6
Arianespace Participation	31/12/2004	10,44	35,0	10,5	-
Embraer	31/12/2004	3,00	1 222,5	344,9	54,4
Snecma Ltd	31/12/2004	100,00	24,5	0,6	26,0
RRTM	31/12/2005	50,00	3,3	0,4	-
ORGA (1)	31/12/2005	100,00	32,0	(13,0)	90,00
GEAM (2)	31/12/2005	19,90	150,8	26,1	40,7

(1) acquisition at the end of November 2005 - consolidated Cie in 2006 - temporary figures

(2) owned by SSP Inc., a not consolidated company owned by Snecma Services Participation

ii) Other financial assets

Other financial assets break down as follows:

(in € millions)	**Dec. 31, 2005**	**Dec. 31, 2004**
Sales-financing loans	44	-
Loans to affiliates	25	-
Loans to employees	25	2
Deposits and guarantees	4	2
Other	13	8
Total	**111**	**12**

Movements in other financial assets are as follows:

(in € millions)	
As of December 31, 2004	**12**
Increases / acquisitions	24
Redemptions / disposals	(114)
Reversals	5
Changes in scope of consolidation	187
Reclassification	(3)
As of December 31, 2005	**111**

b) Assets held for sale

(in € millions)	**Dec. 31, 2005**	**Dec. 31, 2004**
Land	-	1
Financial assets	-	4
Total	-	**5**

Movements in assets held for sale are as follows:

(in € millions)	
As of December 31, 2004	**5**
Disposals	(5) *
As of December 31, 2005	-

* Real estate and financial assets

c) Current financial assets

They mainly correspond to the financial assets maturing in less than one year initially classified as non-current.

Current financial assets break down as follows:

(in € millions)	**Dec. 31, 2005**	**Dec. 31, 2004**
Sales-financing loans	4	-
Loans to affiliates	5	-
Loans to employees	3	-
Financial current accounts	65	-
Total	77	-

d) Fair value of derivatives instruments

The fair value of the SAFRAN Group's derivative instruments stood at €452 million as of December 31, 2005.
The values of these derivative instruments at the time of the Snecma acquisition were taken into account as items of goodwill for a gross value of €1,208 million and a net value of €793 million (net of deferred taxes).

Following the SAFRAN Group's decision as of July 1, 2005 to use so-called speculative accounting for its derivative instruments, the change in fair value of these instruments was recognized in:

- reserves until June 30, 2005 for the effective portion of the cash flow hedge [(€194 million)],
- net finance costs/income for the balance.

3) Investments in associates

A-Pro, Hydrep and SEMMB are consolidated under the equity method on account of the terms of the agreements with the Group's partners.

The Group's share in the net worth and income of associates breaks down as follows:

		Dec. 31, 2005				Dec. 31, 2004
(in € millions)	% interest	Equity	Income from associates	Of which deferred tax	Net	Net
A-Pro Inc.	50,00%	6	1	-	7	-
Hydrep	50,00%	4	1	-	5	-
SEM MB	49,96%	3	1	-	4	-
Cinch SA (1)	100,00%	17	-	-	17	-
Sagem companies with frozen reserves (2)	100,00%	4	-	-	4	-
Total		**34**	**3**	-	**37**	-

(1) Company which will be merged into SAFRAN and for which the reserves were frozen as of January 1, 2005

(2) Companies removed from consolidation and for which the reserves were frozen as of January 1, 2005 (see the note on the change of scope of consolidation - 2D2)

4) Inventories and work-in-progress

Inventories break down as follows:

(in € millions)	Dec. 31, 2005 Net	Dec. 31, 2004 Net
Raw materials and other supplies	468	189
Work-in-progress	1 157	263
Semi-finished and finished goods	1 221	187
Bought-in goods	58	12
Total	**2 904**	**651**

Movements in inventories and work-in-progress break down as follows:

(in € millions)	Gross	Write-down	Net
As of December 31, 2004	**755**	**(104)**	**651**
Movement during the period	239	-	239
Change in inventories on revaluation	(444)	-	(444)
Net write-down of reversals	-	(8)	(8)
Reclassification	4	(2)	2
Changes in scope of consolidation	2 816	(340)	2 476
Disposals	(38)	2	(36)
Translation adjustments	28	(4)	24
As of December 31, 2005	**3 360**	**(456)**	**2 904**

5) Trade and other receivables

Trade and other receivables break down as follows:

(in € millions)	Dec. 31, 2005 Net	Dec. 31, 2004 Net
Operating receivables	**3 913**	**1 320**
Debit balances on trade payables / advance payments from customers	219	52
Trade receivables and related accounts	3 669	1 260
Current accounts operating	13	7
Employee-related receivables	12	1
Other receivables	**139**	**30**
Prepayments	38	9
Other receivables	101	21
Total	**4 052**	**1 350**

Movements in trade and other receivables are as follows:

(in € millions)	
As of December 31, 2004	**1 350**
Movement during the period	357
Write-downs/ Reversal	(2)
Changes in scope of consolidation	2 416
Reclassification	(90)
Translation adjustments	21
As of December 31, 2005	**4 052**

Trade and other receivables fall due as follows:

(in € millions)	< 12 months	> 12 months
Operating receivables	3 750	163
Other receivables	126	13
Total	**3 876**	**176**

6) Deferred tax assets and liabilities

a) Deferred tax assets and liabilities break down as follows:

(in € millions)	**Dec. 31, 2005**	**Dec. 31, 2004**
Deferred tax - Asset	58	12
Deferred tax - Liability	1 031	1
Net position	**(973)**	**11**

b) Deferred taxes recognized in equity:

(in € millions)	**Dec. 31, 2005**	**Dec. 31, 2004**
Hedging relationships	67	-
Available-for-sale assets	(6)	-
Treasury shares	(3)	-
Total	**58**	-

c) Movements in deferred taxes are as follows:

(in € millions)	
Net deferred tax assets (liabilities) as of January 1, 2005	**11**
Deferred tax income (expenses) in the profit and loss statement	332
Deferred taxes booked in equity	58
Reclassification	5
Translation adjustments	1
Change in scope of consolidation	(1 380)
Net deferred tax assets (liabilities) as of December 31, 2005	**(973)**

d) Deferred tax base:

in € millions	As of Dec. 31, 2005	As of Dec. 31, 2004
Deferred tax asset bases		
Intangible and tangible assets	(2 750)	*
Inventories and work-in-progress	119	*
Current Assets/ Liabilities	(338)	*
Financial Assets/ Liabilities	(329)	*
Provisions	707	*
Taxation adjustments	(154)	*
Losses carried forward and tax credits	41	*
Total deferred tax asset bases	**(2 704)**	*
of which Temporary differences	994	*
Adjustments	(3 698)	*
Gross deferred tax balance		
Temporary differences	345	37
Adjustments	(1 276)	(22)
Total gross deferred tax balance	**(931)**	**15**
Deferred tax assets not recognized		
Temporary differences	(90)	(4)
Adjustments	48	
Total deferred tax assets not recognized	**(42)**	**(4)**
Net deferred taxes recorded		
Temporary differences	255	33
Adjustments	(1 228)	(22)
Total net deferred taxes recorded	**(973)**	**11**

* figures not available in 2004

7) Tax assets and liabilities

Tax assets and liabilities break down as follows:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Deferred tax - Asset	63	24
Deferred tax - Liability	21	2
Net position	**42**	**22**

Movements in tax assets and liabilities are as follows:

(in € millions)	
Net tax assets (liabilities) as of January 1, 2005	**22**
Movement during the period	(19)
Change in scope of consolidation	44
Reclassification	(6)
Translation adjustments	1
Net tax assets (liabilities) as of December 31, 2005	**42**

8) Other current and non-current assets

a) Other non-current assets

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Receivables on disposal of property, plant and equipment	2	2
Receivables relating to employees taking early retirement	24	-
Total	**26**	**2**

Movements over the period are as follows:

(in € millions)	
As of December 31, 2004	**2**
Movements during the period	3
Changes in scope of consolidation	28
Reclassifications	(7)
As of December 31, 2005	**26**

b) Other current assets

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Unrealized foreign exchange losses	-	19
VAT receivables	142	18
State aid, accrued receivables	3	-
Other State receivables	5	-
Other	-	-
Total	**150**	**37**

Movements over the period are as follows:

(in € millions)	
As of December 31, 2004	**37**
Movements during the period	4
Changes in scope of consolidation	118
Change in method (*)	(19)
Disposals	(1)
Reclassifications	11
As of December 31, 2005	**150**

(*) Write-off of unrealized foreign exchange losses

9) Cash and cash equivalents

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Maturity less than 3 months from trade date with no interest rate risk		
Negotiable debt securities	330	-
Treasury shares	-	64
UCITS	158	313
Money market accounts	152	-
Total	**640**	**377**
Sight and time deposits	296	66
Total	**296**	**66**
Total	**936**	**443**

(in € millions)	
As of December 31, 2004	**443**
Change in method (*)	(64)
As of Janaury 1, 2005	**379**
Movement during the period	(669)
Changes in scope of consolidation (**)	1 221
Translation adjustments	5
As of December 31, 2005	**936**

(*) Write-off of treasury shares
(**) including €1.223 millions of cash acquired with the Snecma Group.

10) Fixed-rate and floating-rate financial assets

	Dec. 31, 2005		Dec. 31, 2004	
(in € millions)	Base	Interest rate	Base	Interest rate
Non-current financial assets (excluding non-consolidated investments)	111	3,98%	12	2,31%
Current financial assets	77	3,58%	-	-
Financial assets	**188**	**3,81%**	**12**	**2,31%**
Treasury shares	-	N/A	64	N/A
Marketable securities	640	Eonia/Fed	313	Eonia
Cash	296	Eonia/Fed	66	Eonia
Cash and cash equivalents	**936**		**443**	
TOTAL	**1 124**		**455**	

11) Consolidated shareholders' equity

a) Share capital

As of December 31, 2004, share capital totaled €35,500,000, comprising 177,500,000 shares each with a nominal value of €0.2.

As part of the public offer of exchange with Snecma, dated March 17, 2005, the number of shares issued increased by 187,774,170.

As part of the May 11, 2005 acquisition merger of Snecma by Sagem, 51,755,415 Sagem shares were issued.

Following these transactions, the share capital of SAFRAN comprised 417,029,585 shares each with a nominal value of €0.2.

b) Breakdown of share capital and voting rights

Each share carries entitlement to one vote. Shares held in registered form for over two years have double voting rights.
The 7,717,047 treasury shares have no voting rights.

c) Reserves

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Legal reserves	-	-
Free reserves	-	-
Translation adjustments	34	(2)
Revaluation reserves	-	1
Consolidated reserves	4 820	1 055
Total	**4 854**	**1 054**

Movements in reserves are as follows:

	€ millions
- January 1, 2005 (excluding 2004 net income)	1,054
- Equity financing of the Snecma Group acquisition (excluding share capital)	3,818
- Allocation of 2004 net income to reserves	64
- Changes in method	(76)
- Change in exchange differences	36
- Cancellation of treasury shares	(42)
As of December 31, 2005	4,854

The changes in method concern:

- Cancellation of SAFRAN Group treasury shares as of January 1, 2005 for €69 million,
- Cancellation of exchange differences for €7 million.

The cancellation of treasury shares comprises:

- Cancellation of SAFRAN shares held by the subsidiaries of the former Snecma Group following the acquisition merger for €(49) million,
- Inclusion of the treasury share sale for €6 million.

Overall, the SAFRAN Group cancelled €111 million in treasury shares.

12) Provisions for contingencies and losses

Provisions for contingencies and losses break down as follows:

(in € millions)	**Dec. 31, 2005**	**Dec. 31, 2004**
Reserves for performance warranties	358	72
Financial guarantees	179	-
Services to be rendered	388	88
Employee-related commitments	95	13
Retirement commitments and similar benefits	375	53
Sales agreements and long-term receivables	58	15
Losses to completion	162	2
Disputes and litigation	27	14
Other	93	14
Total	**1 735**	**271**
Current	**973**	**210**
Non-current	**762**	**61**

Movements in these provisions break down as follows:

(in € millions)	
As of December 31, 2004	**271**
Charges	632
Account transfers	(16)
Utilization	(354)
Reversals	(187)
Changes in scope of consolidation	1 395
Translation adjustments	4
Disposals	(9)
Other movements	(1)
As of December 31, 2005	**1 735**

13) Employee benefits

The Group has various commitments with respect to retirement pensions and retired employees in France and abroad. The accounting treatment of these various commitments is described in the valuation rules and methods.

The tables below reconcile the value of commitments under each retirement plan with the corresponding provisions in the consolidated financial statements.

- **Provisions recorded in respect of French commitments**

The calculation of retirement commitments in France is based on the following assumptions:

	Dec. 31, 2005	Dec. 31, 2004
Inflation rate	2%	(*)
Discount rate	4,50%	5,5%
Rate of salary increase	between 1,5% and 5%	2,5 % - 3%
Expected return on plan assets (incremental retirement plans)	4,50%	-
Retirement age - executives	63 years old	60 years old
Retirement age - non-executives	61 years old	60 years old

(*) included in the rate of salary increase

Retirement termination payments:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Present value of commitments	270	48
Unrecognized actuarial gains/(losses)	4	(1)
Commitments provided in the balance sheet	**274**	**47**

Movements in the provision break down as follows:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Current service cost	11	2
Discounting charge	9	2
Amortization of actuarial differences	-	-
Net charge	**20**	**4**
Benefits paid during the period	(8)	(1)
Change in method	(4)	-
Changes in scope of consolidation	219	-
Provision movement	**227**	**3**

Incremental executive retirement plan

A supplemental defined benefit retirement plan was implemented by Snecma in 1985 and closed on June 30, 1995 using a step mechanism that allows eligible employees with the Company as of that date to maintain their benefits, in whole or in part. Eligible employees who were at least 60 years of age on July 1, 1995 had their previous time with the Company bought at a rate of 2% per year in which contributions were made, in the form of capital. Eligible employees who were between 45 and 55 years of age on July 1, 1995 had their potential benefits frozen as of July 1, 1995 and calculated at a rate of 1.86%, provided that they stay with the Company until the close-out of their retirement. Eligible employees who were between 55 and 60 years of age on July 1, 1995 benefit from the incremental benefit based on their actual and total seniority, at a rate of 1.86%.
With the exception of those in this last age group, executives were then moved to a new supplemental defined contribution retirement plan. Group companies affected by this change were SAFRAN (for Snecma employees), Snecma, Snecma Services, Snecma Propulsion Solide, Hispano-Suiza, Messier-Bugatti, Messier-Dowty, Messier Services, Aircelle and Turbomeca.

The plan is funded by contributions to an insurance company which then manages payment of the pensions. On January 1, 2005, the insurance company was changed.

The Sagem Group companies had no plan of this type as of December 31, 2004.

(in € millions)	**Dec. 31, 2005**	**Dec. 31, 2004**
Present value of commitments	42	-
Fair value of plan assets	(9)	-
Actuarial liability net of plan assets	33	-
Unrecognized actuarial gains/(losses)	(2)	-
Commitments provided in the balance sheet	**31**	**None**

Movements in the provision break down as follows:

(in € millions)	**Dec. 31, 2005**	**Dec. 31, 2004**
Current service cost	-	-
Discounting charge	3	-
Expected return on plan assets	(2)	-
Amortization of actuarial differences	-	
Net charge	**1**	**None**
Contributions paid	(7)	-
Changes in scope of consolidation	37	-
Provision movement	**31**	**None**

- **Provisions recorded in respect of retirement commitments in foreign countries**

The calculation of retirement commitments in the different geographical regions is based on the following assumptions:

		Euro Zone	United Kingdom	United States	Canada
Discount rate					
	Jan. 1, 2005	5,5%	-	-	-
	Dec 31, 2005	4,5%	5,0%	5,5%	5,5%
2005 inflation rate		2,0%	2,9%		
Rate of salary increase		from 1,5% to 5%	4,4%	3,5% and 5,5%	from 4% to 5%
Expected return on plan assets		4,5%	from 6,85% to 7%	7,25%	6,5%

Euro Zone

The commitments primarily concern Techspace Aero in Belgium. In April 1997, the company subscribed to an insurer for a contract guaranteeing employees the payment of a benefit or a pension at the time of death or retirement. The amount paid is based on the employee category, age, term of service and final salary. The benefit is funded in full by employer contributions.
Euro Zone commitments provided for in the balance sheet as of December 31, 2005 amount to €20 million.

Great Britain

There are two pension funds involving Messier-Dowty Ltd and Aircelle Ltd. These pension funds are "contracted out," which means they replace the mandatory supplemental retirement plan. They are managed by trusts. Employees participate in the funding through salary-based contributions. The contribution breakdown between employers and employees is on average 73% for the employer and 27% for the employee.
Great Britain commitments provided for in the balance sheet as of December 31, 2005 amount to €48 million.

North America

There are two pension funds involving Messier Services Inc. in the US and Messier-Dowty Inc. in Canada. In the US, benefits are fully funded by the employer. The benefits of this plan were frozen as of December 31, 2005, thereby reducing the commitment by €2.7 million. In Canada, the contribution breakdown is 78% for employers and 22% for employees.
North America commitments provided for in the balance sheet as of December 31, 2005 amount to €2 million.

The amounts recorded in the balance sheet break down as follows:

(in € millions)	**Dec. 31, 2005**
Present value of commitments	333
Fair value of plan assets	(240)
Actuarial liability net of plan assets	93
Unrecognized net asset	-
Unrecognized actuarial (losses) / gains	(23)
Commitments provided in the balance sheet	**70**

As of December 31, 2004, commitments provided for in the balance sheet amounted to €6 million.

Movements in the provision recorded break down as follows:

(in € millions)	**Dec. 31, 2005**
Current service cost	8
Discounting charge	11
Expected return on plan assets	(10)
Amortization of actuarial differences	-
Gains et pertes liées à des réductions et liquidations	(3)
Pension charge	**6**
Employer contributions	(9)
Change in method	-
Translation adjustments	-
Changes in scope of consolidation	67
Provision movement	**64**

The cost for the year with respect to defined contribution plans amounted to €129.7 million and breaks down as follows:

- Contributions to general retirement plans €123.1 million
- Contributions to Art. 83* supplementary retirement plan €6.6 million

** Plan set up within the main French companies of the former Snecma Group structure.*

14) Borrowings subject to specific terms and conditions

These borrowings mainly correspond to French State repayable advances. Their valuation method is described in 2.C.7.3.

Movements in this item break down as follows:

(in € millions)	
As of December 31, 2004	**35**
New advances received	47
Advances repaid	(17)
Discounting reversal	11
Interest charge	-
Translation adjustments	6
Changes in scope of consolidation (*)	344
As of December 31, 2005	**426**

(*) of which €28 million in conditional liabilities not related to repayable advances

15) Interest-bearing liabilities

Interest-bearing liabilities break down as follows:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Interest-bearing non-current liabilities	532	20
Interest-bearing current liabilities	877	12
Total	**1 409**	**32**

a) Non-current borrowings and long-term debt

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Finance lease borrowings	75	13
Other long-term loans	457	7
Total non-current borrowings	**532**	**20**

Financial covenants were provided for the long-term financing set up by Snecma in 2003 and SAFRAN in June 2005.

The following two limit ratios are applied:
- Net borrowings and long-term debt/EBITDA < 2.5
- Net borrowings and long-term debt/shareholders' equity < 1

The terms ''Net borrowings and long-term debt'', ''EBITDA'' and ''Shareholders' equity'' are English translations of the French terms, defined as follows:

- Net borrowings and long-term debt: net borrowings and long-term debt (excluding repayable advances) less marketable securities and cash and cash equivalents.
- EBITDA: the sum total of net operating income and net charges to depreciation, amortization and provisions.
- Shareholders' equity: shareholders' equity is comprised of the Group's share of equity and minority interests.

For 2005, these ratios were determined using the consolidated pro forma financial statements.

Available confirmed credit lines totaled €1.3 billion as of December 31, 2005.

b) Current borrowings (< 1 year)

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Finance lease borrowings	10	6
Other long-term loans	178	3
Accrued interest not yet due	2	-
Long-term borrowings from the outset	**190**	**9**
Commercial paper	580	-
Short-term bank facilities and equivalent	107	3
Short-term borrowings from the outset	**687**	**3**
Total current borrowings	**877**	**12**

c) Movements in borrowings and long-term debt

Movements in borrowings and long-term debt are as follows:

(in € millions)	
As of December 31, 2004	**32**
Increase in borrowings	1 331
Decrease in borrowings	(1 415)
Movement in cash credits	322
Changes in scope of consolidation	1 120
Translation adjustments	19
As of December 31, 2005	**1 409**

d) Analysis by maturity

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Maturing in		
1 year	878	12
2 to 5 years	419	15
Over 5 years	112	5
Total	**1 409**	**32**

e) Analysis by currency

Borrowings and long-term debt break down by currency as follows:

(in currency millions)	Dec. 31, 2005	Dec. 31, 2004
Euros	1 080	29
U.S. dollars	250	-
Canadian dollars	67	-
Pound sterling	43	-

f) Fixed-rate and floating-rate financial liabilities

	Non-current				Current			
	Dec. 31, 2005		Dec. 31, 2004		Dec. 31, 2005		Dec. 31, 2004	
(in € millions)	Base	Interest rate	Base	Interest rate	Base	Interest rate	Base	Interest rate
Fixed rate	432	3,55%	1	7,00%	75	3,76%	1	7,00%
Floating rate	100	4,04%	19	3,10%	802	3,06%	11	2,95%
Total	**532**	**3,64%**	**20**	**3,30%**	**877**	**3,12%**	**12**	**3,14%**

16) Trade and other payables

Trade and other payables break down as follows:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Operating liabilities	**5 352**	**1 295**
Credit balances on trade receivables	463	19
Advance payments from customers	2 084	344
Operating payables	2 233	794
Operating current account	7	-
Employee-related liabilities	565	138
Other liabilities	**546**	**27**
Other liabilities	337	15
Deferred income	207	12
Premiums on currency options received before the due date	2	-
Total	**5 898**	**1 322**

Movements in trade and other payables are as follows:

(in € millions)	
As of December 31, 2004	**1 322**
Movement during the period	543
Changes in scope of consolidation	4 053
Translation adjustments	32
Disposals	(52)
As of December 31, 2005	**5 898**

Deferred income primarily corresponds to Messier Bugatti for €45 million (non-recognition of revenue) and Snecma for €91 million (including revenue calculated using the percentage of completion method for €84 million).

Trade and other payables break down by maturity as follows:

(in € millions)	< 12 months	> 12 months
Operating liabilities	5 068	284
Other liabilities	474	72
Total	**5 542**	**356**

Payments on account received from customers increased by €1,739 million due to the entry of the Snecma Group in the scope of consolidation (€1,590 million); these amounts are structurally high in the aeronautic sector.

17) Other non-current and current liabilities

a) Non-current

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Payables on disposal of property, plant and equipment	40	16
Payables relating to employees taking early retirement	85	-
Other	-	-
Total	**125**	**16**

(in € millions)	
As of December 31, 2004	**16**
Movements during the period	17
Changes in scope of consolidation	91
Translation adjustments	1
As of December 31, 2005	**125**

b) Current

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Unrealized foreign exchange gains	-	7
Fair value of financial instruments held for trading	1	-
State aid, accrued payables	19	-
State - other taxes and duties	142	51
Total	**162**	**58**

(in € millions)	
As of December 31, 2004	**58**
Movements during the period	(4)
Changes in scope of consolidation	118
Changes in fair value of financial instruments held for trading	1
Disposals	(4)
Change in method	(7)
As of December 31, 2005	**162**

18) Workforce

The Group's average workforce over the year breaks down as follows:

Consolidated companies	
France	40 749
Abroad	11 169
Total	**51 918**

The breakdown per sector of activity is as follows:

Aerospace Propulsion	20 561
Aircraft Equipment	15 058
Defense and security	7 338
Communications	8 474
Other	487
Total	**51 918**

The workforce, including non-consolidated companies, totals 58,162.

The breakdown of the workforce of French companies by socio-professional category is as follows:

Executives	12 284
Supervisors	1 469
Technicians	12 837
Administrative employees	3 761
Workers	10 398
Total	**40 749**

The above figures include the workforce of the following proportionately consolidated companies (in the amount of percentage consolidation):

Shannon Engines Support	11
Europropulsion	35
Ningbo Bird Sagem Electronics Ltd	1 497
Sofradir	114
Ulis	25
Famat	240
Total	**1 922**

19) Lease commitments

a) Operating leases for which the Group is lessee

The future minimum lease payments under non-cancelable operating leases as of December 31, 2005 are as follows:

(in € millions)	**Dec. 31, 2005**
Less than 1 year	(29)
1 to 5 years	(44)
More than 5 years	(13)
Total	**(86)**

Lease payments recognized in profit or loss for the year amounted to €48 million.

b) Finance leases and hire purchase contracts

The net carrying amounts for each asset category are as follows:

	Net carrying amount Dec. 31, 2005
Land	5
Buildings	42
Technical facilities, equipment and tooling	24
Computer hardware	8
Other property, plant and equipment	3
Total	**82**

The future minimum lease payments under these contracts are as follows:

(in € millions)	**Dec. 31, 2005 Minimum payments**
Less than 1 year	(14)
1 to 5 years	(46)
More than 5 years	(51)
Total	**(111)**

20) Interests in joint ventures

The Group has interests accounted for using proportionate consolidation (the contribution is recognized line by line in the financial statements) in the following companies:

- CFM International Inc. and CFM International SA: coordination of CFM56 engine program with General Electric and marketing,
- Shannon Engine Support Ltd: leasing of CFM56 engines, modules, equipment and tooling to airline companies,
- Famat: manufacture of large casings subcontracted by Snecma and General Electric,
- Europropulsion: research, development, testing and manufacture of solid propergol propulsion systems,
- Compagnie de Découpe de l'Ouest SAS: manufacture of fax machine ink ribbons,
- ULIS: manufacture of uncooled infrared detectors,
- SOFRADIR: manufacture of cooled infrared detectors,
- Ningbo Bird Sagem Electronics Co, Ltd: manufacture of mobile telephones using Sagem technology (mainly modules) for Bird for the Chinese market and for Sagem in the rest of the world,
- Wuhan Tianyu Information Industry Co, Ltd: manufacture of smart cards.

The Group's share in the various aggregate amounts of these subsidiaries, which is included in the consolidated financial statements, is as follows:

(in € millions)	**Dec. 31, 2005**	**Dec. 31, 2004**
Current assets	306	29
Non-current assets	242	(3)
Current liabilities	352	16
Non-current liabilities	15	6
Operating income	173	37
Operating expenses	(142)	(34)
Finance costs/income	(2)	-
Income tax expense	(2)	(1)
Net profit for the period	27	2
Cash flows relating to operating activities	32	-
Cash flows relating to investing activities	18	-
Cash flows relating to financing activities	(18)	-

21) Share-based payments

1. Stock options:

The Group granted its employees stock options under the following plans:

	1998 Plan	**2000 Plan**	**2001 Plan**	**2002 Plan**	**2003 Plan**	**2004 Plan**
Date of Shareholders' Meeting	05.19.1998	05.10.2000	04.24.2001	05.17.2002	04.23.2003	04.21.2004
Date of Management Board Meeting (Board of Directors meeting prior to April 24, 2001)	05.19.1998	05.10.2000	04.24.2001	05.17.2002	04.23.2003	04.21.2004
Start date from which options may be exercised	05.19.2001	05.10.2004	04.24.2003	05.17.2004	04.23.2005	04.21.2008
Expiry date	05.19.2005	05.10.2006	04.24.2006	05.17.2007	04.23.2008	04.21.2009
Strike price in euro (*)	9.31	50.24	20.51	10.29	10.63	17.26
Number of options granted (*)	1 548 750	1 278 900	1 341 667	1 166 667	1 050 435	750 000
Number of beneficiaries	62	212	150	197	173	96

(*) adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The number of options and the strike price were adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004.

Changes in the number of options and the average strike price are as follows:

Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004	Number of options	Weighted average strike price
Number of options outstanding as of January 1, 2004	6 275 640	13,2
Adjustment following the bonus issue in December 2003 (fractional shares)	955	12,03
Number of options granted in 2004	750 000	17,26
Number of options exercised in 2004	(1 862 390)	9,51
Number of options expired in 2004 and not exercised	(101 850)	9,53
Number of options outstanding as of December 31, 2004	5 062 355	15,24
Number of options available for exercise as of December 31, 2004	3 261 920	16,26
Number of options granted in 2005	-	-
Number of options exercised in 2005	(745 465)	9,56
Number of options expired in 2005 and not exercised	(89 250)	9,31
Number of options outstanding as of December 31, 2005	4 227 640	16,37
Number of options available for exercise as of Dec. 31, 2005	3 477 640	16,17

A total of 3,477,640 options were available for exercise at the year-end.

Outstanding options have a strike price between €10.29 and €50.24. They have a contractual weighted average maturity of 1.57 years as of December 31, 2005.

The breakdown of the number of options per plan is as follows:

number of options (adjusted)	Dec. 31, 2005	Dec. 31, 2004	Jan. 1, 2004
1998 Plan	-	667 370	1 065 167
1999 Plan	-	-	1 517 250
2000 Plan	161 700	161 700	161 723
2001 Plan	1 337 240	1 337 240	1 337 000
2002 Plan	989 530	1 095 610	1 144 500
2003 Plan	989 170	1 050 435	1 050 000
2004 Plan	750 000	750 000	-
Total options	**4 227 640**	**5 062 355**	**6 275 640**

Only those plans granted after November 7, 2002 and not yet vested as of January 1, 2005 are measured and recognized. Plans granted prior to November 7, 2002 are not therefore recognized. Under these conditions, two stock option plans (2003 and 2004 plans) were measured and recognized using the Black & Scholes model.

No plan was granted in 2005.

	2004 Plan
Valuation of stock option plans (in € millions)	4,00
Share price when options granted (in euro) *	18,10
Option subscription price (in euro) *	17,26
Volatility	30%
Risk-free interest rate	3,2 % - 3, 32 %
Vesting period	4 years
Exercise period	5 years
Dividend distribution rate	1,07%

* Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The expected volatility corresponds to the volatility of the share in the past 2 years.

The expense recognized in the income statement totaled €2 million as of December 31, 2005 and €3 million as of December 31, 2004, respectively.

2. Bonus shares granted to Sagem SA employees prior to the merger:

The Extraordinary Shareholders' Meeting of May 11, 2005 decided a bonus share issue in favor of Sagem SA employees, prior to the merger, in accordance with the new regulations set forth in the 2005 French Finance Law. Under the terms of this issue, all employees shall receive 50 shares, provided they have at least one year's service on the eve of the Extraordinary Shareholders' Meeting and hold, directly or indirectly, Sagem SA shares through the company mutual funds. The total expense represented by this bonus share issue is determined under IFRS based on market prices and turnover assumptions. It is amortized on a straight-line basis over the 2-year vesting period, as from the date of grant by the management board.

The expense recognized in the income statement totaled €3 million as of December 31, 2005.

Number of bonus shares granted as of January 1,2005	0
Number of bonus shares granted at the Extraordinary Shareholder's meeting	554 700
Number of bonus shares granted as of December 31, 2005	554 700
Number of bonus shares definitly acquired	0

(*) excluding turnover assumption

22) Related parties

a) Related party transactions

(in € millions)	**31.12.2005**
Sales to related parties	**914**
Purchases from related parties	**(103)**
Receivables on related parties	**375**
Payables on related parties	**302**

b) Directors compensation

(in € millions)	**31.12.2005**
Short-term benefits	**7,8**
Post employment benefits	**1,3**
Terminal payments	**2**
Share based benefits	**0,5**

23) Contingent liabilities

In accordance with law 2004-391 of May 4, 2004 governing professional training and the local agreement of July 20, 2004, the Group's French companies grant their employees the right to individual training for a minimum of 20 hours per calendar year up to a maximum total of 120 hours. The Group's French companies have gradually integrated this new element with respect to in-service training and competency development negotiations.

5. STATEMENT OF CASH FLOW

A. Cash and cash equivalents

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible to a known amount of cash.

The breakdown of these amounts is shown in 4-B.9.

B. Purchases of intangible assets and property, plant and equipment

These items break down as follows:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Intangible assets	(343)	(43)
Property, plant and equipment	(258)	(106)
Movement in amounts receivable on disposals of intangible assets and PP&E	-	(1)
Total	**(601)**	**(150)**

C. Material non-cash transactions

The Group performed certain transactions which did not have an impact on cash and cash equivalents.

They mainly concern:

- depreciation, amortization, impairment and provisions	€556 million
- impact of changes in value of financial instruments (1)	€508 million
- use of the changes in revalued inventories on allocation of the acquisition price for the former Snecma Group	€444 million
- other	€8 million
	€1,516 million

(1) This impact is primarily the result of the Group's decision to apply so-called speculative accounting as of July 1, 2005 and therefore to recognize in net finance costs/income the change in fair value of these financial instruments as of this date.

D. Acquisitions and disposals of subsidiaries

The main impact almost exclusively concerns the creation of the Safran Group (see scope of consolidation paragraph 2.D.):

- Cost of the public offer	€(1,250) million
- Cash acquired	€1,223 million
- Acquisition costs offset against merger premium	€(19) million
- Acquisition of the Orga Group	€(63) million
- Disposal of cable activities and local authorities	€79 million
- Other	€28 million

E. Group accounting policy

The Group's accounting policy is to classify dividends received and interest received or paid in operating activities.

6. OFF-BALANCE SHEET COMMITMENTS AND FINANCIAL INSTRUMENTS

A. Exposure to foreign currency risk

Most sales in the Aerospace Propulsion and Aircraft Equipment branches are transacted in US dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities totaled US$2.7 billion for the 9 last months of the year 2005 (the amount is US$3.3 billion for the full year 2005). The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

In addition, the Communications branch purchases a portion of its components in US dollars. As the resulting exposure is short term, it is managed on a specific basis. Consequently, the net exposure totaled US$670 million for 2005.

The same is true for the yen, for which the net buying position totaled 26.7 billion yen in 2005.

1) Hedging policy

There are two basic principles to the Group's foreign currency risk management policy:

- to safeguard the economic performance of the Group from random US dollar fluctuations;
- to optimize the quality of hedging whenever possible without jeopardizing the first principle.

Safeguarding the economic performance means setting a minimum US dollar exchange rate parity over an applicable term. Minimum parity corresponds to a US dollar exchange rate that allows Safran to meet its operating income objectives:

2) Management policy

The method adopted consists of managing the hedging instrument portfolio such that the hedge rate does not fall below a minimum base threshold.

Protection measures primarily involve the use of forward contracts and option purchases (call €/put US$).

Once the rate falls below the minimum threshold, optimization measures are implemented, primarily involving option sales (call US$/put €).

Option sales represent anticipated hedging of future sales. Upon implementation, their exercise price is always more favorable than the most recent forward sales contracts.

3) Financial instruments

As a result of the measures described above, the financial instruments applicable as of December 31, 2005 were:

- US$6,113 million for forward contracts, including US$5,701 against the euro;
- US$460 million for option sales (call US$ /put €);
- 27 billion yen for forward contracts.

The fair value of these instruments (before any deferred tax impact), determined using market parameters prevailing as of December 31, 2005, was €452 million.

Forward contracts are intended to hedge highly probable future cash flows determined using the order book and budgetary forecasts and the net amount of trade receivables and payables and foreign currency denominated cash, as the Group does not hedge its balance sheet position in respect of foreign currency investments.

These hedges are intended to be settled over an approximate period of 3 years.

The Safran Group was compliant with the hedge accounting eligibility conditions as of June 30, 2005. However, with respect to the accounting restrictions related to the application of IFRS 3, the Group decided to no longer apply hedge accounting as of July 1, 2005 and to record the change in fair value of its financial instruments in net finance costs/income. The amounts recorded in shareholders' equity as of June 30, 2005, representing changes in the effective values of foreign currency derivatives documented in future cash flow hedges until June 30, 2005, will be taken to operating income over an approximate period of 3 years, as long as the underlying cash flows remain highly probable.

Since option sales are not recognized as effective hedging instruments, the changes in market value of these instruments are recognized in net finance costs/income.

B. Interest rate risk management

The Group manages its interest rate risk exposure by applying a balance of fixed and floating rates to its financing. Where necessary, it may trade hedging instruments on the market.

As of December 31, 2005, the breakdown of financial assets and financial liabilities is as follows:

	Less than 1 year		**1 to 5 years**		**More than 5 years**		**Total**	
(in € millions)	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate
Borrowings and long-term debt	(75)	(803)	(325)	(94)	(106)	(6)	(506)	(903)
Cash at bank and in hand - Marketable securities		936						936
Total	**(75)**	**133**	**(325)**	**(94)**	**(106)**	**(6)**	**(506)**	**33**

The main market instrument is the following:

	Dec. 31, 2005	**Period to maturity**		
(in US $ millions)	**Total**	Less than 1 year	1 to 5 years	More than 5 years
Interest rate swaps (1 month Libor/ 3 month Libor)	62,9	62,9	-	-

C. Counterparty risk management

The Group is exposed to potential counterparty risk from the following transactions:

- Short-term investments;
- Derivative instruments,
- Customer accounts,
- Financial guarantees granted to customers.

Financial investments are diversified and consist of blue-chip securities that are traded with first-tier banks.

The sole purpose of the Group's derivative transactions is to reduce overall exposure to currency and interest rate risk resulting from ordinary business activities. Transactions are limited to organized markets or over-the-counter trading with first-tier traders.

Counterparty risk related to customer accounts is limited due to the significant number of customers in the portfolio and their geographical diversity.

As of December 31, 2005, no material counterparty risk had been identified by the Group that was not provided for in the financial statements.

D. Financial guarantees granted as part of the sale of Group products

These guarantees generated risks in the gross amount of US$524 million as of December 31, 2005. This amount does not, however, reflect the actual risk to which Safran is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided for in full in the financial statements.

E. Endorsements, guarantees and other commitments

The various commitments given by the SAFRAN Group are as follows:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Employee-related commitments	22	-
Commitments given to customers (completion warranties, performance bonds)	273	160
Commitments given to third parties by SAFRAN on behalf of its subsidiaries	461	-
Commitments given to customs authorities by SAFRAN on behalf of its subsidiaries	40	-
Commitments arising from role as EIG member	18	-
Financial commitments (pledge of financial instruments)	31	-
Liability guarantees given	26	-
Actuarials differences	21	-
Other commitments	86	24
Total	**978**	**184**

The various commitments received by the SAFRAN Group are as follows:

(in € millions)	Dec. 31, 2005	Dec. 31, 2004
Commitments received from banks on behalf of suppliers	10	-
Completion warranties	6	-
Endorsements, guarantees received	13	-
Other commitments received	31	-
Total	**60**	-

F. Vendor warranties

Vendor warranties are given or received in the context of the acquisition or sale of companies. As of December 31, 2005, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

G. Capital expenditure commitments

As of December 31, 2005, capital expenditure commitments totaled €110 million.

7. DISPUTES AND LITIGATION

Except for the matters described below, neither Safran nor any of its subsidiaries are, nor have they been, parties to any legal or arbitration proceedings likely to have or have had, in the recent past, individually or collectively, a significant adverse effect on the Group's financial position, business, results or assets. To the Group's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only booked to cover the expenses that may result from these proceedings when the expenses are probable, and their amount may be either quantified or estimated. The amount of the provisions booked is based on an evaluation of the level of risk for each case, and does not primarily depend on the status of the proceedings, although it is specified that the occurrence of events during the proceeding may nonetheless lead to a reevaluation of the risk. Safran believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- A settlement took place in 1995 between the insurers of Turbomeca SA and the victim of a helicopter accident. This person subsequently submitted a claim concerning the conditions under which the settlement was carried out. To date, no amount has been established with respect to the claim.
- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin, concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. To date, no amount has been established with respect to the claim.
- Turbomeca's liability could be incurred following an accident in March 2005 in India, which led to the death of 3 persons and left 2 others seriously injured. To date, no amount has been established with respect to the claim.
- Turbomeca's liability could be incurred following an accident in July 2005 in Sacramento, California, which led to the death of 2 persons and left another seriously injured. To date, no amount has been established with respect to the claim.

No provisions have been set aside for these four cases since Turbomeca's liability is sufficiently covered by its insurance policy.

- On November 16, 2004, a claim against Sagem Communication was filed with the Hamburg court by Nokia Corporation for breach of patent rights and unfair competition aimed at prohibiting the marketing of My X5-2 mobile phones in Germany. The claim concerns an amount of around €2 million. Sagem Communication vigorously denies any breach of patent rights on the grounds of demonstrated existence of prior art and the original design of the product in question. Nokia's claim was dismissed by the lower court. Safran has not set aside a provision at this point.
- At the end of 2002, a group of French manufacturers including the former Snecma Group was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less than US$260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand relates to the performance of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10 %. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal statute of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. SAFRAN has not recorded a provision at this point.

8. SUBSEQUENT EVENTS

None

9. PRO FORMA FINANCIAL STATEMENTS

Introduction

Due to the SAFRAN Group's creation, it is not possible to compare the 2005 and 2004 financial statements because of certain elements:

- the date of Snecma's initial consolidation in SAFRAN (April 1, 2005), moved back by a quarter compared to the closing date of the Sagem financial statements (December 31, 2004) and giving rise to the recognition in the income statement of three quarters only for the relevant activities,
- the very significant impact of the allocation of the acquisition price to Snecma's assets and liabilities on April 1, 2005, and to the results for the year,
- the first year of adoption of all IFRS (particularly IAS 39).

These circumstances led to the preparation of pro forma financial statements.

A. NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

Information used for the preparation of the pro forma financial statements

The pro forma financial statements were prepared using the following financial information:

1) Audited annual financial statements:

- the Sagem Group consolidated financial statements for the year ended December 31, 2004, drawn up under IFRS,
- the Snecma Group consolidated financial statements for the year ended December 31, 2004, drawn up under IFRS,
- the SAFRAN Group consolidated financial statements for the year ended December 31, 2005, drawn up under IFRS,

2) Audited interim financial statements:

- the Snecma Group consolidated financial statements for the first quarter of 2005, drawn up under IFRS.

Accounting policies

The pro forma financial statements were drawn up under IFRS.

For purposes of their preparation, all transactions relating to the acquisition of Snecma and the allocation of the acquisition price were deemed to have been realized as of January 1, 2004.

Adoption of IAS 39

The adoption of IAS 39 is effective as of January 1, 2005. It was not carried forward in 2004, as the work and cost required to obtain the necessary information were disproportionate in terms of the objective.

In the 2005 statutory financial statements, the Group used hedge accounting until June 30, 2005 and then so-called speculative accounting as of July 1, 2005, as indicated in Note 6-A-3. In the pro forma financial statements, the consequences of the speculative accounting were cancelled out.

Revenue presented in the 2005 pro forma financial statements is therefore valued as in 2004 at the guaranteed rate arising from the Group's foreign exchange hedging policy, with the exception of sales in currencies hedged by purchases in the same currency, which are recognized at the average rate.

These financial statements are presented after the merger of Sagem and Snecma and the spin-off of Sagem's operating activities.

Accounting practices for the preparation of the pro forma financial statements

Acquisition of the Snecma Group

For the preparation of the pro forma financial statements, the acquisition of the Snecma Group was considered as realized as of January 1, 2004, with the following procedures:

- Recognition of Sagem's capital increases relating to the public offer of exchange and merger as of January 1, 2004,
- Recognition of the indebtedness used to finance the subsidiary purchase offer as of January 1, 2004,
- Recognition of the allocation of the acquisition price (see below) as of January 1, 2004, but based on values recorded at the date of entry into the scope of consolidation as of April 1, 2005,
- Recognition of residual goodwill as of January 1, 2004 based on the amount determined as of April 1, 2005.

Allocation of the acquisition price

The SAFRAN Group's main consolidated balance sheet items, impacted by the allocation of the acquisition cost to Snecma's identifiable assets and liabilities, are as follows:

- Intangible assets (orders, customer relations, programs, trademarks, etc.),
- Inventories,
- Deferred tax impact on the allocations to the identified assets and liabilities.

The fair value remeasurement of Snecma Group assets and liabilities as of April 1, 2005 was transferred without any change in value as of January 1, 2004.

Cost of financing the subsidiary purchase offer

The pro forma financial statements include the financial cost on indebtedness intended to finance the subsidiary offer, net of tax, which would have been recorded as of January 1, 2004 from a pro forma perspective.

Taxation

All 2004 restatements are taxed at 34.93% and all 2005 restatements at 34.43%.

Intra-group transactions

Given the immateriality of intra-group transactions between the Sagem Group and the Snecma Group, there were no eliminations for the preparation of the pro forma financial statements, concerning the periods prior to Snecma's entry into the scope of consolidation, i.e. for fiscal year 2004 and the first quarter of 2005.

Changes in scope of consolidation

The pro forma financial statements only include the changes in scope of consolidation resulting from the acquisition of Snecma by Sagem and do not anticipate any changes in the new Group's future scope of consolidation relating to internal restructuring or acquisitions.

2004 pro forma financial statements

The 2004 pro forma financial statements are based on the aggregation of the 2004 consolidated financial statements of Sagem and Snecma prepared under IFRS.

In consequence thereof, the adjustments made with respect to the 2004 pro forma financial statements are as follows:

a) Allocation of the acquisition cost to Snecma's identifiable assets and liabilities as of January 1, 2004 based on the values as of April 1, 2005, resulting in the following revaluations:

- intangible assets: €2,260 million (of which programs: €2,088 million, trademarks: €147 million, and other: €25 million),
- inventories: €444 million,
- lease pool aircraft engines: €95 million,
- deferred tax liabilities generated: €963 million,
- historical goodwill and purchased goodwill existing in the Snecma consolidated financial statements recorded as non-values: (€728 million),

offset by an increase in Group reserves for €1,055 million and minority interests for €53 million.

b) Recognition of the public offer of exchange/purchase offer, merger, incidental expenses:

- recognition of the Sagem capital increase as of January 1, 2004 in the amount of €3,089 million,
- recognition of the subsidiary offer financing for €1,250 million,
- recognition of the merger as of January 1, 2004, resulting in an increase in equity of €794 million (recognition of the exchange and market value ratio of the Sagem share),
- cancellation of the Snecma group historical net worth (decrease of €3,781 million), elimination of Snecma securities (€5,139 million) and recognition of residual goodwill as of January 1, 2004 (€1,358 million).

c) Recognition of the cost of net borrowings and long-term debt arising from the subsidiary purchase offer (€1,250 million), estimated at an average standard cost of 3.5%, resulting in a finance cost of €44 million in the income statement for 2004. The cost was subject to a tax impact calculated at 34.93%, corresponding to a reduction in tax expense in the amount of €15 million for 2004.

d) The 2005 contribution expense was carried back to fiscal year 2004.
The contribution expense borne by the SAFRAN Group is entirely related to the creation of the SAFRAN Group and therefore was carried back to 2004 for a cost of €16 million (€10 million after taxes).

2005 pro forma financial statements

The 2005 pro forma financial statements were prepared using the SAFRAN Group annual consolidated financial statements, adjusted as follows:

Adjustment principles applied

The 2005 pro forma financial statements take account of the impacts of the principles applied to prepare the 2004 financial statements outlined above with regard to the recognition date of the acquisition as of January 1, 2004, its offsetting in terms of a capital increase and indebtedness, the allocation of the acquisition price and the recording of residual goodwill.

Duration of the fiscal year

Snecma group activity for the 1st quarter of 2005 has been incorporated into the 2005 pro forma financial statements based on the Group's audited financial statements for the period ended March 31, 2005.

Breakdown of pro forma adjustments

The adjustments made with respect to the pro forma financial statements are as follows:

- recognition of Snecma group results for the first quarter of 2005,
- recognition of the additional cost of net borrowings and long-term debt, net of tax, for one quarter (€8 million in additional finance cost at a rate of 2.5% for 2005),
- impact of the amortization over an additional quarter of the intangible assets identified upon allocation of the acquisition price (€43 million),
- cancellation of the impact on the changes in the revalued inventories of the former Snecma group, which was carried back to 2004 in respect of these pro forma financial statements (€444 million),
- transfer to net finance cost/income of the impact of US$ fluctuations on the opening amount of provisions for contingencies and losses in US$ (€16 million decrease in charges to provisions for contingencies and losses, €16 million increase in finance costs),
- cancellation of the impact of the speculative accounting applied as of July 1, 2005
- €320 million increase in revenue offset by a decrease in net finance costs/income,
- recognition of the cash-flow hedge (effective position) in equity (other comprehensive income) excluding any impact of IFRS3 : €401 millions increase in net finance costs/income, €39 millions in operating income/loss, €290 millions after tax, offset by a decrease in equity,
- impact of the previous adjustments on tax.

B. PRO FORMA BALANCE SHEET

DECEMBER 31, 2005 AND JANUARY 1, 2005

ASSETS *(in € millions)*	December 31, 2005	January 1, 2005
Goodwill	1 452	1 453
Intangible assets	2 872	2 750
Property, plant and equipment	1 798	1 792
Non-current financial assets	451	300
Investments in associates	37	10
Deferred tax assets	76	293
Other non-current assets	26	26
Non-current assets	**6 712**	**6 624**
Current financial assets	77	4
Assets held for sale	-	5
Fair value of financial instruments and derivatives	452	1 489
Inventories	2 904	2 544
Trade and other receivables	4 052	3 848
Tax assets	63	76
Other current assets	150	120
Cash and cash equivalents	936	1 370
Current assets	**8 634**	**9 456**
Total assets	**15 346**	**16 080**

B. PRO FORMA BALANCE SHEET

DECEMBER 31, 2005 AND JANUARY 1, 2005

EQUITY AND LIABILITIES *(in € millions)*	December 31, 2005	January 1, 2005
Capital and reserves	**4 396**	**4 660**
Minority interests	**167**	**161**
Total equity	**4 563**	**4 821**
Provisions	762	643
Borrowings subject to specific terms and conditions	426	342
Interest-bearing non-current liabilities	532	632
Deferred tax liabilities	955	1 504
Other non-current liabilities	125	155
Non-current liabilities	**2 800**	**3 276**
Provisions	973	975
Interest-bearing current liabilities	929	1 696
Trade and other payables	5 898	5 137
Tax liabilities	21	13
Other current liabilities	162	162
Current liabilities	**7 983**	**7 983**
Total equity and liabilities	**15 346**	**16 080**

B. PRO FORMA BALANCE SHEET

DECEMBER 31, 2005

ASSETS

(in € millions)	December 31, 2005 Published	Adjustments relating to the duration of the fiscal year	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Adjustments relating to internal margins	December 31, 2005 Pro forma
Goodwill	1 452	-	-	-	-	1 452
Intangible assets	3 087	(43)	(172)	-	-	2 872
Property, plant and equipment	1 798	-	-	-	-	1 798
Non-current financial assets	451	-	-	-	-	451
Investments in associates	37	-	-	-	-	37
Deferred tax assets	58	-	18	-	-	76
Other non-current assets	26	-	-	-	-	26
Non-current assets	**6 909**	**(43)**	**(154)**	**-**	**-**	**6 712**
Current financial assets	77	-	-	-	-	77
Assets held for sale	-	-	-	-	-	-
Fair value of financial instruments and derivatives	452	-	-	-	-	452
Inventories	2 904	-	(47)	-	47	2 904
Trade and other receivables	4 052	-	-	-	-	4 052
Tax assets	63	-	-	-	-	63
Other current assets	150	-	-	-	-	150
Cash and cash equivalents	936	-	-	-	-	936
Current assets	**8 634**	**-**	**(47)**	**-**	**47**	**8 634**
Total assets	**15 543**	**(43)**	**(201)**	**-**	**47**	**15 346**

B. PRO FORMA BALANCE SHEET

DECEMBER 31, 2005

EQUITY AND LIABILITIES

(in € millions)	December 31, 2005 Published	Adjustments relating to the duration of the fiscal year	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Adjustments relating internal margins	December 31, 2005 Pro forma
Capital	83	-	-	-	-	83
Reserves	4 854	(86)	(440)	(148)	-	4 180
Unrealized net gains on financial assets held for sale	10	-	-	-	-	10
Unrealized net gains on forward currency contracts	(127)	-	-	(142)	-	(269)
Résultat de l'exercice	(248)	59	263	290	28	392
Capital and reserves	**4 572**	**(27)**	**(177)**	-	**28**	**4 396**
Minority interests	**164**	-	-	-	**3**	**167**
Total equity	**4 736**	**(27)**	**(177)**	-	**31**	**4 563**
Provisions	762	-	-	-	-	762
Borrowings subject to specific terms and conditions	426	-	-	-	-	426
Interest-bearing non-current liabilities	532	-	-	-	-	532
Deferred tax liabilities	1 031	(16)	(76)	-	16	955
Other non-current liabilities	125	-	-	-	-	125
Non-current liabilities	**2 876**	**(16)**	**(76)**	-	**16**	**2 800**
Provisions	973	-	-	-	-	973
Interest-bearing current liabilities	877	-	52	-	-	929
Trade and other payables	5 898	-	-	-	-	5 898
Tax liabilities	21	-	-	-	-	21
Other current liabilities	162	-	-	-	-	162
Current liabilities	**7 931**	-	**52**	-	-	**7 983**
Total equity and liabilities	**15 543**	**(43)**	**(201)**	-	**47**	**15 346**

B. PRO FORMA BALANCE SHEET

JANUARY 1, 2005

ASSETS

(in € millions)	December 31, 2004 SAGEM IFRS	December 31, 2004 SNECMA IFRS	Adjustments relating to IAS 32 and IAS 39	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to the follow-up of the acquisition price allocation	January 1, 2005 SAFRAN Pro forma IFRS
Goodwill	97	727	-	629	-	1 453
Intangible assets	59	603	-	2 260	(172)	2 750
Property, plant and equipment	287	1 410	-	95	-	1 792
Non-current financial assets	15	293	(8)	-	-	300
Investments in associates	-	10	-	-	-	10
Deferred tax assets	12	215	36	30	-	293
Other non-current assets	2	24	-	-	-	26
Non-current assets	**472**	**3 282**	**28**	**3 014**	**(172)**	**6 624**
Current financial assets	-	4	-	-	-	4
Assets held for sale	5	-	-	-	-	5
Fair value of financial instruments and derivatives	-	-	1 489	-	-	1 489
Inventories	651	1 973	(80)	444	(444)	2 544
Trade and other receivables	1 350	2 536	(38)	-	-	3 848
Tax assets	24	52	-	-	-	76
Other current assets	37	102	(19)	-	-	120
Cash and cash equivalents	443	1 048	(96)	(25)	-	1 370
Current assets	**2 510**	**5 715**	**1 256**	**419**	**(444)**	**9 456**
Total assets	**2 982**	**8 997**	**1 284**	**3 433**	**(616)**	**16 080**

B. PRO FORMA BALANCE SHEET

JANUARY 1, 2005

EQUITY AND LIABILITIES

(in € millions)	December 31, 2004 SAGEM IFRS	December 31, 2004 SNECMA IFRS	Adjustments relating to IAS 32 and IAS 39	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to the follow-up of the acquisition price allocation	January 1, 2005 SAFRAN Pro forma IFRS
Capital and reserves	**1 244**	**1 774**	**820**	**1 216**	**(394)**	**4 660**
Minority interests	**1**	**112**	**-**	**54**	**(6)**	**161**
Total equity	**1 245**	**1 886**	**820**	**1 270**	**(400)**	**4 821**
Provisions	61	587	(49)	44	-	643
Borrowings subject to specific terms and conditions	35	430	-	(123)	-	342
Interest-bearing non-current liabilities	20	612	-	-	-	632
Deferred tax liabilities	1	166	518	1 035	(216)	1 504
Other non-current liabilities	16	139	-	-	-	155
Non-current liabilities	**133**	**1 934**	**469**	**956**	**(216)**	**3 276**
Provisions	210	765	-	-	-	975
Interest-bearing current liabilities	12	390	-	1 294	-	1 696
Trade and other payables	1 322	3 902	-	(87)	-	5 137
Tax liabilities	2	11	-	-	-	13
Other current liabilities	58	109	(5)	-	-	162
Current liabilities	**1 604**	**5 177**	**(5)**	**1 207**	**-**	**7 983**
Total equity and liabilities	**2 982**	**8 997**	**1 284**	**3 433**	**(616)**	**16 080**

C. PRO FORMA INCOME STATEMENT

DECEMBER 31, 2005 AND DECEMBER 31, 2004

(in € millions)	December 31, 2005	December 31, 2004
Revenue	**10 577**	**10 098**
Other operating income	120	99
Income from operations	**10 697**	**10 197**
Change in inventories of finished goods and work in progress	307	(356)
Capitalized production	433	311
Raw materials and consumables used	(6 748)	(6 070)
Personnel costs	(2 930)	(2 936)
Taxes	(219)	(204)
Depreciation and amortization expense	(557)	(548)
Provisions for contingencies and losses	(70)	(43)
Asset impairment	(79)	51
Other operating income / expenses	(244)	(319)
Profit (loss) from operations	**590**	**83**
Borrowing costs	(41)	(57)
Other finance costs / income	(46)	(35)
Net finance costs / income	**(87)**	**(92)**
Income from associates	3	2
Profit (loss) before tax	**506**	**(7)**
Income tax expense	(110)	28
Profit (loss) from continuing operations	**396**	**21**
Profit from discontinued operations	-	-
Profit (loss) after tax	**396**	**21**
Minority interests	(4)	(8)
Net profit (loss) for the period	**392**	**13**

C. PRO FORMA INCOME STATEMENT

DECEMBER 31, 2005

(in € millions)	For the year ended December 31, Published	Adjustments relating to the duration of the fiscal year	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Adjustments relating to internal margins	For the year ended December 31, 2005 Pro forma
Revenue	**8 692**	**1 565**	-	**320**	-	**10 577**
Other operating income	89	31	-	-	-	120
Income from operations	**8 781**	**1 596**	-	**320**	-	**10 697**
Change in inventories of finished goods and work in progress	(266)	129	397	-	47	307
Capitalized production	361	72	-	-	-	433
Raw materials and consumables used	(5 822)	(926)	-	-	-	(6 748)
Personnel costs	(2 341)	(605)	16	-	-	(2 930)
Taxes	(179)	(40)	-	-	-	(219)
Depreciation and amortization expense	(447)	(110)	-	-	-	(557)
Provisions for contingencies and losses	(50)	(20)	-	-	-	(70)
Asset impairment	(72)	(7)	-	-	-	(79)
Other operating income / expenses	(273)	(10)	-	39	-	(244)
Profit (loss) from operations	**(308)**	**79**	**413**	**359**	**47**	**590**
Borrowing costs	(29)	(4)	(8)	-	-	(41)
Other finance costs / income	(137)	10	-	81	-	(46)
Net finance costs / income	**(166)**	**6**	**(8)**	**81**	-	**(87)**
Income from associates	3	-	-	-	-	3
Profit (loss) before tax	**(471)**	**85**	**405**	**440**	**47**	**506**
Income tax expense	221	(23)	(142)	(150)	(16)	(110)
Profit (loss) from continuing operations	**(250)**	**62**	**263**	**290**	**31**	**396**
Profit from discontinued operations	-	-	-	-	-	-
Profit (loss) after tax	**(250)**	**62**	**263**	**290**	**31**	**396**
Minority interests	2	(3)	-	-	3	(4)
Net profit (loss) for the period	**(248)**	**59**	**263**	**290**	**34**	**392**

C. PRO FORMA INCOME STATEMENT

DECEMBER 31, 2004

(in € millions)	Dec. 31, 2004 SAGEM IFRS	Dec. 31, 2004 Snecma IFRS	Adjustments relating to IAS 32 and IAS 39	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to the follow-up of the acquisition price allocation	Dec. 31, 2004 SAFRAN Pro forma IFRS
Revenue	**3 567**	**6 796**	(265)	-	-	**10 098**
Other operating income	14	85	-	-	-	99
Income from operations	**3 581**	**6 881**	**(265)**	-	-	**10 197**
Change in inventories of finished goods and work in progress	76	12	-	-	(444)	(356)
Capitalized production	54	257	-	-	-	311
Raw materials and consumables used	(2 499)	(3 836)	265	-	-	(6 070)
Personnel costs	(757)	(2 163)	-	(16)	-	(2 936)
Taxes	(56)	(148)	-	-	-	(204)
Depreciation and amortization expense	(97)	(279)	-	-	(172)	(548)
Provisions for contingencies and losses	(7)	(36)	-	-	-	(43)
Asset impairment	15	36	-	-	-	51
Other operating income / expenses	(95)	(224)	-	-	-	(319)
Profit (loss) from operations	**215**	**500**	-	**(16)**	**(616)**	**83**
Borrowing costs	4	(17)	-	(44)	-	(57)
Other finance costs / income	1	(36)	-	-	-	(35)
Net finance costs / income	**5**	**(53)**	-	**(44)**	-	**(92)**
Income from associates	-	2	-	-	-	2
Profit (loss) before tax	**220**	**449**	-	**(60)**	**(616)**	**(7)**
Income tax expense	(66)	(143)	-	21	216	28
Profit (loss) from continuing operations	**154**	**306**	-	**(39)**	**(400)**	**21**
Profit from discontinued operations	-	-	-	-	-	-
Profit (loss) after tax	**154**	**306**	-	**(39)**	**(400)**	**21**
Minority interests	-	(14)	-	-	6	(8)
Net profit (loss) for the period	**154**	**292**	-	**(39)**	**(394)**	**13**

SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 - France

Tel.: +33 (0)1 40 60 80 80
Fax: +33 (0)1 40 60 81 02

www.safran-group.com